Exhibit 99.1

Pembina Pipeline Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated August 2, 2018, and is supplementary to, and should be read in conjunction with, Pembina's condensed consolidated unaudited financial statements for the period ended June 30, 2018 ("Interim Financial Statements") as well as Pembina's consolidated audited annual financial statements (the "Consolidated Financial Statements") and MD&A for the year ending December 31, 2017. All dollar amounts contained in this MD&A are expressed in Canadian dollars unless otherwise noted.

Management is responsible for preparing the MD&A. This MD&A has been approved by Pembina's Board of Directors.

This MD&A contains forward-looking statements (see "Forward-Looking Statements & Information") and refers to financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about the measures which are not defined by GAAP, see "Non-GAAP Measures".

Readers should refer to page 36 for a list of abbreviations that may be used in this MD&A.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canada Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Pembina strives to provide sustainable, industry-leading total returns for our investors; reliable and value-added services for our customers; a net positive impact to communities; and a safe, respectful, collaborative and fair work culture for our employees.

Pembina's strategy is to:

•	Preserve Value by providing safe, environmentally conscious, cost-effective and reliable services;
•	Diversify by providing integrated solutions which enhance profitability and customer service;
•	Implement Growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life, economic hydrocarbon reserves; and
•	Secure Global Markets by understanding what the world needs, where they need it, and delivering it.

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Pembina Pipeline Corporation

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division, as described in their respective sections of this MD&A.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Acquisition of Veresen Inc. ("Veresen")

On October 2, 2017, Pembina completed its acquisition of Veresen by way of a plan of arrangement pursuant to Section 193 of the Business Corporations Act (Alberta) (the "Acquisition"). Total consideration of $6.4 billion was comprised of $1.5 billion in cash, $4.4 billion of Pembina common shares and $522 million of Pembina preferred shares.

Changes in Reporting

Over the past few years, Pembina has experienced transformational growth. From 2015 through 2017, the Company placed approximately $8 billion of new projects into service. Furthermore, in 2017 the Company completed the multi-billion dollar Veresen Acquisition. Given the enhanced scale and scope of Pembina's business and considering the future needs of both the Company and the energy industry, Pembina's management structure was reorganized, effective January 1, 2018, into three Divisions: Pipelines, Facilities and Marketing & New Ventures ("Corporate Reorganization").

Accordingly, the Company's financial reporting format has changed to better align with the new structure. The new organizational structure and reporting format provides a number of benefits including consistency between how Pembina's business is managed and how results are reported; the placement of like assets together within the same reporting segment; the creation of centres of excellence, which will increase reliability and cost efficiencies; and the establishment of a separate reporting segment for Pembina's commodity marketing activities and the development of larger-scale, value-chain extension projects.

Pembina also retrospectively adopted IFRS 15 Revenue from Contracts with Customers, effective January 1, 2018. While this change is not expected to have a material impact on annual revenue recognition, it is expected to result in a change in timing for quarterly revenue recognition.

For the second quarter, $36 million of take-or-pay revenue in excess of physical deliveries has been collected and deferred and revenue of $47 million related to take-or-pay deferral was recognized during the period.

For the six months ending June 30, 2018, $70 million of take-or-pay revenue in excess of physical deliveries has been collected and deferred in addition to the $8 million that had been deferred at January 1, 2018. Revenue of $52 million related to take-or-pay deferral was recognized during the period, and the outstanding deferral as at June 30, 2018 was $26 million.

Financial results reported for all of 2017 periods have been restated to reflect the Corporate Reorganization and the retrospective adoption of IFRS 15.

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Financial & Operating Overview

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except where noted)	2018	2017	2018	2017
Revenue	1,945	1,159	3,782	2,639
Net revenue(1)	669	444	1,388	993
Operating expense	100	101	250	208
Realized loss (gain) on commodity-related derivative financial instruments	9	(5)	27	35
Share of profit from equity accounted investees	96	0	172	0
Depreciation and amortization included in operations	99	79	188	158
Unrealized loss (gain) on commodity-related derivative financial instruments	46	0	16	(53)
Gross profit	511	269	1,079	645
General and administrative expenses (excluding corporate depreciation)	76	57	129	112
Net finance costs	96	33	155	63
Current income tax expense	9	15	31	27
Deferred tax expense	80	41	173	108
Earnings	246	117	576	327
Earnings per common share – basic (dollars)(2)	0.43	0.24	1.02	0.72
Earnings per common share – diluted (dollars)(3)	0.42	0.24	1.02	0.72
Cash flow from operating activities	603	362	1,101	688
Cash flow from operating activities per common share – basic (dollars)(1)	1.20	0.90	2.19	1.72
Adjusted cash flow from operating activities(1)	558	275	1,088	583
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.11	0.68	2.16	1.46
Common share dividends declared	282	205	554	396
Dividends per common share (dollars)	0.56	0.51	1.10	0.99
Preferred share dividends declared	31	19	61	38
Capital expenditures	255	475	579	1,184

Proportionately Consolidated Financial Overview(4)
Total Volume (mboe/d)(5)	3,385	2,289	3,333	2,330
Operating Margin(1)	787	353	1,544	760
Adjusted EBITDA(1)	700	297	1,388	655
(1)	Refer to "Non-GAAP Measures".
(2)	Earnings per share - basic is calculated using earnings attributable to common shareholders adjusted for the after-tax amounts of preferred share dividends.
(3)	Earnings per share - dilutive is calculated using earnings attributable to common shareholders adjusted for the after-tax amounts of preferred share dividends, as well as interest, accretion and amortization of deferred financing fees related to potentially dilutive instruments.
(4)	Refer to "Proportionately Consolidated Overview".
(5)	Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Volumes for 2017 have been restated to reflect the Corporate Reorganization.

Financial Overview

Pembina delivered strong financial and operational results in the second quarter of 2018. Revenue in the second quarter of 2018 was $1.9 billion compared to $1.2 billion for the same period in 2017. Year-to-date, revenue was $3.8 billion for 2018 compared to $2.6 billion for the first half of 2017. The increases in revenue for the quarter and year-to-date were driven by 48 percent and 43 percent increases in volumes, respectively, improved NGL and crude oil market prices in the Marketing & New Ventures Division and a $10 billion (62 percent) increase in assets year-over-year. Net revenue was $669 million for the second quarter of 2018 compared to $444 million in the same period of 2017 and $1.4 billion year-to-date in 2018 compared to $1.0 billion for the first six months of 2017. These increases were driven by higher fee based revenue from new assets being placed into service, assets acquired through the Acquisition and an improved commodity price environment.

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Operating expenses were $100 million for the second quarter of 2018 compared to $101 million during the same period of 2017. Higher power costs, labour expenses and repairs and maintenance costs were offset by $30 million of intercompany recoveries reclassified from revenue and cost of goods sold recognized in the second quarter of 2018 relating to the first quarter of 2018. For the six months ended June 30, 2018, operating expenses were $250 million compared to $208 million in the same period of 2017. These increases were due to the same factors impacting the second quarter with the exception of the reclassification identified above. In addition, year-to-date 2018 operating expenses were impacted by a one-time transition charge of $3 million in the first quarter of 2018 in respect of the Company becoming the operator of the Younger facility effective April 1, 2018.

Share of profit from equity accounted investees was $96 million in the second quarter of 2018 and $172 million year-to-date, driven by profit from Alliance of $36 million and $82 million, from Ruby of $29 million and $57 million and from Aux Sable of $30 million and $36 million for the same respective periods. The results from Veresen Midstream in 2018 were negatively impacted by the reversal of a financing gain recognized in 2017 due to debt renegotiations. Alliance, Ruby, Aux Sable and Veresen Midstream were acquired in the Acquisition in 2017.

Depreciation and amortization included in operations during the second quarter of 2018 was $99 million compared to $79 million for the same period in 2017. This increase was largely the result of the year-over-year growth in Pembina's asset base with the system expansions in the Pipelines Division and new fractionation facilities and gas processing plants in the Facilities Division. For the six months ended June 30, 2018, depreciation and amortization included in operations was $188 million compared to $158 million in the first half of 2017 for the same reasons noted above.

For the three and six months ended June 30, 2018, the unrealized loss on the mark-to-market positions of commodity-related derivative financial instruments was $46 million and $16 million, respectively, compared to nil and an unrealized gain of $53 million for the same periods in the prior year. The current year loss was predominantly driven by decreases in natural gas prices and increases in the price of propane and butane.

Gross profit for the second quarter of 2018 was $511 million compared to $269 million during the second quarter of 2017. This increase includes a $186 million increase in the Pipelines Division, a $39 million increase in the Facilities Division and a $15 million increase in Marketing & New Ventures Division. The Pipelines and Facilities Divisions' increases were driven primarily by the Acquisition and stronger performance resulting from increases in volumes and revenues due to new assets placed into service within these businesses. The increase in the Marketing & New Ventures Division was due to higher net revenue partially offset by higher net losses on commodity-related derivative financial instruments and results from Aux Sable, acquired in the Acquisition. For the six months ended June 30, 2018, gross profit was $1.1 billion compared to $645 million in the first half of 2017 for the same reasons discussed above.

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For the three-month period ended June 30, 2018, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $76 million compared to $57 million during the comparable period of 2017. This increase is due to increased salaries and benefits expense as a result of increased staff to support the growth in the Company's asset base. Year-to-date, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $129 million compared to $112 million in the first six months of the prior year. This increase was primarily driven by the same factors as noted above.

Net finance costs incurred during the second quarter of 2018 were $96 million compared to $33 million for the same period in 2017. This increase was primarily due to increased interest expense driven by a $2.7 billion increase in loans and borrowing year-over-year, reduced capitalization of borrowing costs as significant assets have come into service, fluctuations in the fair value of the convertible debentures conversion feature and foreign exchange losses. For the first six months of 2018, net finance costs were $155 million compared to $63 million for the first half of 2017. This increase was primarily due to increased interest expense and foreign exchange losses.

Income tax expense for the second quarter of 2018 totaled $89 million, including current tax expense of $9 million and deferred tax expense of $80 million, compared to income tax expense of $56 million in the same period of 2017, including current tax expense of $15 million and deferred tax expense of $41 million. Current tax expense for the second quarter of 2018 was lower than the comparable period in 2017 mainly due to the utilization of losses which reduced taxable income. Deferred tax expense for the second quarter of 2018 was higher than the comparable period in 2017 due to higher earnings before taxes in equity-accounted investments and partnerships that are taxable in the subsequent year. Income tax expense was $204 million for the six months ended June 30, 2018, including current taxes of $31 million and deferred taxes of $173 million, respectively, compared to income tax expense of $135 million in 2017, including current taxes of $27 million and deferred taxes of $108 million, respectively, in the same periods of 2017. The increase in current tax expense is due to higher income from partnerships in Pembina’s corporate structure offset by the utilization of losses. The increase in deferred tax expense was due to the same factors noted above.

The Company's earnings were $246 million during the second quarter of 2018 compared to $117 million in the same period of 2017. The increase in the second quarter was a result of a $242 million increase in gross profit partially offset by $63 million increase in net finance costs, $33 million increased tax expense and $17 million increase in general and administrative expenses. Earnings attributable to common shareholders, net of dividends attributable to preferred shareholders, during the second quarter of 2018 were $216 million ($0.43 per common share – basic and $0.42 per common share diluted) and $98 million in the second quarter of 2017 ($0.24 per common share – basic and diluted). Earnings were $576 million during the first six months of 2018 compared to $327 million during the same period of the prior year. This year-to-date increase was due to $434 million increase in gross profit partially offset by $92 million increase in net finance costs, $69 million increase in income taxes, and $18 million increase in general and administrative expenses. On a year-to-date basis, earnings attributable to common shareholders, net of dividends attributable to preferred shareholders, in 2018 were $516 million (second quarter of 2017: $288 million).

Cash flow from operating activities for the quarter ended June 30, 2018 was $603 million ($1.20 per common share – basic) compared to $362 million ($0.90 per common share – basic) during the second quarter of 2017. For the six months ended June 30, 2018, cash flow from operating activities was $1.1 billion ($2.19 per common share - basic) compared to $688 million ($1.72 per common share - basic) during the same period last year. These increases were primarily due to higher gross profit and higher distributions from Investments in Equity Accounted Investees acquired through the Acquisition, partially offset by higher taxes paid and interest paid combined with a decreased change in non-cash working capital. Distributions from equity accounted investees increased $165 million quarter over quarter and $288 million year to date 2018 versus 2017 due to the Veresen Acquisition.

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Adjusted cash flow from operating activities for the second quarter of 2018 was $558 million ($1.11 per common share – basic) compared to $275 million ($0.68 per common share – basic) during the second quarter of 2017. The $241 million increase in cash flow from operating activities, $46 million change in non-cash working capital, and $6 million decrease in current tax expense were partially offset by $12 million increase in preferred share dividends. For the six months ended June 30, 2018, adjusted cash flow from operating activities was $1.1 billion ($2.16 per common share - basic) compared to $583 million ($1.46 per common share - basic) largely due to $413 million increase in cash flow from operating activities, $95 million change in non-cash working capital and $23 million increase in preferred share dividends.

Year-to-date 2018 per common share metrics were also impacted by increased common shares outstanding due to the Acquisition.

Capital expenditures were $255 million in the second quarter of 2018 as compared to $475 million during the same period in 2017. For the six months ended June 30, 2018, capital expenditures were $579 million compared to $1.2 billion during the same period in the prior year. The majority of spending in both 2018 and 2017 related to Pembina’s pipeline expansion programs, with Pembina's Phase III expansion being placed into service on July 1, 2017. Please refer to disclosure under the heading "Capital Expenditures" in this MD&A for further detail.

Proportionately Consolidated Overview(1)

Total volumes were 3,385 mboe/d in the second quarter of 2018 as compared to 2,289 mboe/d in the same period in the prior year. For the six months ended June 30, 2018, total volumes were 3,333 mboe/d compared to 2,330 mboe/d in the in the same period of 2017. See table below under "Financial and Operational Overview by Division" for a breakdown by operating segment.

During the second quarter of 2018, operating margin increased by 123 percent to $787 million compared to $353 million in the second quarter of 2017. For the six months ended June 30, 2018, operating margin increased 103 percent to $1.5 billion compared to $760 million for the same period in the prior year. These increases are largely a result of the Acquisition and increases in volume and revenues due to new assets placed into service and an improved commodity market.

Pembina generated Adjusted EBITDA of $700 million during the second quarter of 2018 and $1.4 billion year-to date compared to $297 million and $655 million for the same periods in 2017. These 136 percent and 112 percent respective increases were due to increased operating margin as noted above.

(1) Refer to "Non-GAAP Measures".

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Financial and Operational Overview by Division

	3 Months Ended June 30 (unaudited)						6 Months Ended June 30 (unaudited)
	2018			2017(1)			2018			2017(1)
($ millions)	Total Volumes (2)	Gross Profit	Operating Margin (3)	Total Volumes (2)	Gross Profit	Operating Margin (3)	Total Volumes (2)	Gross Profit	Operating Margin (3)	Total Volumes (2)	Gross Profit	Operating Margin (3)
Pipelines Division	2,536	322	451	1,671	136	175	2,479	616	867	1,669	262	340
Facilities Division	849	127	213	618	88	127	854	270	438	661	190	267
Marketing & New Ventures Division		57	118		42	48		190	236	0	188	148
Corporate		5	5		3	3		3	3		5	5
Total	3,385	511	787	2,289	269	353	3,333	1,079	1,544	2,330	645	760
(1)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.
(2)	Pipelines and Facilities Divisions are revenue volumes which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Volumes have been restated to reflect the Corporate Reorganization.
(3)	Refer to "Non-GAAP Measures".

Pipelines Division

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except where noted)	2018	2017(4)	2018	2017(4)
Financial Overview
Revenue(1)	404	247	757	491
Operating expenses(1)	92	73	177	151
Realized gain on commodity-related derivative financial instruments	—	(1)	—	—
Share of profit from equity accounted investees	65	—	140	—
Depreciation and amortization included in operations	55	39	104	78
Gross profit	322	136	616	262
Capital expenditures	119	390	385	917
Proportionately Consolidated Financial Overview(2)
Revenue Volume (mboe/d)(3)	2,536	1,671	2,479	1,669
Operating Margin(1)(2)	451	175	867	340
(1)	Includes inter-Division transactions. See note 13 of the Interim Financial Statements.
(2)	Refer to "Non-GAAP Measures".
(3)	Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments.
(4)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.

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	3 Months Ended June 30 (unaudited)						6 Months Ended June 30 (unaudited)
	2018			2017(1)			2018			2017(1)
($ millions, except where noted)	Volumes(2)	Gross Profit	Operating Margin(3)	Volumes(2)	Gross Profit	Operating Margin(3)	Volumes(2)	Gross Profit	Operating Margin(3)	Volumes(2)	Gross Profit	Operating Margin(3)
Pipelines Division
Conventional Pipelines	900	210	245	620	92	120	833	378	447	619	179	235
Transmission Pipelines	559	79	166	36	9	14	571	174	342	35	14	25
Oil Sands Pipelines	1,077	33	40	1,015	35	41	1,075	64	78	1,015	69	80
Total	2,536	322	451	1,671	136	175	2,479	616	867	1,669	262	340
(1)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.
(2)	Revenue volumes are physical plus volumes recognized from take-or-pay commitments. Volumes are mboe/d and have been restated to reflect the Corporate Reorganization.
(3)	Refer to "Non-GAAP Measures".

Business Overview

The Pipelines Division has over 18,000 kms of pipelines with a total capacity of approximately 3 million barrels of oil equivalent per day serving various markets and basins across North America. The Pipelines Division is comprised of Pembina's conventional, transmission and oil sands pipeline assets. The primary objectives of the Division are to provide safe, responsible, reliable and cost-effective transportation services for customers; pursue opportunities for increased throughput; maintain and/or grow sustainable operating margin on invested capital by capturing incremental volumes; provide solutions to our customers; grow revenue; and follow a disciplined approach to operating expenses.

Pembina's conventional pipeline assets comprise a strategically located network of approximately 9,000 kms of pipelines and related infrastructure including various hubs and terminals. This network transports crude oil, condensate and natural gas liquids ("NGL") across much of Alberta and parts of British Columbia. The contracts for conventional pipelines are fee-for-service in nature, but vary in their structure, and include both firm and non-firm contracts and varying levels of take-or-pay commitments.

Pembina's oil sands assets include approximately 2,400 kms of pipelines and related infrastructure. Service is provided predominantly under long-term, extendible contracts, which provide for the flow-through of eligible operating expenses to customers. As a result, operating margin from these assets is primarily driven by the amount of capital invested and is predominantly not sensitive to fluctuations in certain operating expenses, actual throughput or commodity prices.

Pembina's transmission pipeline assets have developed through the strategic acquisition of key natural gas and specification ethane transportation infrastructure assets, positioned in some of the most prolific gas producing regions in western Canada and the United States. Pembina has interests in approximately 7,000 kilometers of transmission pipelines providing customers with access to premium markets primarily on a fee-for-service basis under long-term contracts.

As part of the Corporate Reorganization, the following assets have been reclassified:

•	Vantage Pipeline has been reclassified from a conventional asset to a transmission asset within the Pipelines Division;

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•	the Swan Hills System has been reclassified from a conventional asset to an oil sands asset within the Pipelines Division;
•	the Canadian Diluent Hub ("CDH") and the Edmonton North Terminal ("ENT") have been reclassified from the former Midstream operating segment to conventional assets within the Pipelines Division; and
•	the Alberta Ethane Gathering System ("AEGS"), Ruby Pipeline and Alliance Pipeline, all formerly reported under the Veresen operating segment, are now transmission assets included in the Pipelines Division.

All other assets comprising the previous Conventional and Oil Sands Pipelines operating segments are also included in the Pipelines Division (as conventional or oil sands pipelines assets, respectively). All financial and operating results in this MD&A for all periods commencing on or after January 1, 2017 have been restated to reflect the Corporate Reorganization.

Operational Overview

During the second quarter of 2018, Pipelines Division's revenue volumes averaged 2,536 mboe/d, an increase of 52 percent compared to the same period of 2017, when revenue volumes were 1,671 mboe/d. On a year-to-date basis in 2018, revenue volumes increased 49 percent to an average of 2,479 mbpd compared to 1,669 mbpd for the first half of 2017. Higher volumes were predominately a result of the Phase III expansion on the Peace pipeline which came into service on July 1, 2017, the Northeast B.C. pipeline expansion ("NEBC Expansion") which came into service in November 2017 and the recognition of non-physical volumes related to take-or-pay revenue previously deferred. In addition, Pembina acquired the AEGS and equity investments in Alliance and Ruby through the Acquisition which accounted for an increase of 518 mboe/d average revenue volumes (net to Pembina) in the second quarter of 2018 as compared to the same period of 2017 and an increase of 530 mboe/d on a year-to-date basis. Certain volumes from integrated pipeline assets have been excluded from the calculation.

Financial Overview

During the second quarter of 2018, Pipelines Division generated revenue of $404 million, 64 percent higher than the $247 million generated in the same quarter of the previous year. For the first six months of the year, revenue was $757 million compared to $491 million in the same period of 2017. These increases resulted from higher revenue volumes as discussed above as well as increased posted tolls on some systems. For the second quarter, $35 million of take-or-pay revenue in excess of physical deliveries has been collected and deferred and revenue of $43 million related to take-or-pay deferrals was recognized during the period. For the six months ending June 30, 2018, $66 million of take-or-pay revenue in excess of physical deliveries has been collected and deferred in addition to the $8 million that had been deferred at January 1, 2018. Revenue of $48 million related to take-or-pay deferrals was recognized during the period, and outstanding deferrals as at June 30, 2018 were $26 million.

During the second quarter of 2018, operating expenses of $92 million were $19 million higher than those recognized in the second quarter of 2017. Year-to-date operating expenses totaled $177 million in 2018 compared to $151 million in the same period of 2017. These increases were caused by a variety of factors including the following:

•	higher power costs as a result of higher power pool prices and increased consumption ($6 million in the second quarter and $10 million year-to-date in 2018); and

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•	higher labour expenses associated with increased headcount ($5 million in the second quarter and $8 million year-to-date in 2018).

These increases were partially offset by lower integrity spending primarily due to reduced activity associated with integrity management program scheduling ($1 million in the second quarter and $5 million year-to-date in 2018).

Share of profit from equity accounted investees during the three and six months ended June 30, 2018 totaled $65 million and $140 million, respectively, compared to nil in the same periods in the prior year due to the Acquisition which included Alliance and Ruby. Pembina's share of profit from Alliance pipeline during the three and six months ended June 30, 2018 totaled $36 million and $82 million, respectively. Revenue volumes for Alliance were 1,688 MMcf/d gross (844 MMcf/d net) for the second quarter of 2018 and 1,732 MMcf/d gross (866 MMcf/d net) on a year-to-date basis. Revenue volumes benefited from high demand on daily firm and interruptible services driven by capacity restrictions on alternative egress routes. This created an oversupply of gas in the Alberta market, consequently widening the Chicago-AECO differential. Ruby pipeline generated share of profit for the second quarter of $29 million and $57 million on a year-to-date basis, which represents the dividend received associated with the Company’s preferred interest. Ruby has long-term take-or-pay contracts in place for approximately 1,068 MMcf/d gross (534 MMcf/d net), or 71 percent, of the pipeline's capacity.

Depreciation and amortization included in operations during the second quarter and first six months of 2018 was $55 million and $104 million, respectively, compared to $39 million and $78 million recognized during the same periods of the prior year. The increases in 2018 were due to additional in-service assets relating to Pembina's conventional Phase III expansion on the Peace pipeline, the NEBC Expansion and the addition of AEGS as noted above.

For the second quarter of 2018, gross profit was $322 million compared to $136 million for the same period in 2017. These increases were due to increased revenue of $157 million, $65 million of share of profit from equity accounted investees, partially offset by $19 million increase in operating expense and $16 million increase in depreciation and amortization included in operations. On a year-to-date basis, gross profit was $616 million compared to $262 million during the first six months of the prior year. These increases were due to increased revenue of $266 million and share of profit from equity accounted investees of $140 million, partially offset by increased operating expenses of $26 million and depreciation and amortization included in operations of $26 million.

Capital expenditures for the second quarter and first six months of 2018 totaled $119 million and $385 million, respectively, compared to $390 million and $917 million for the same periods in 2017. The majority of this spending is related to Pembina's ongoing pipeline expansion projects, some of which are described below, including clean up costs for assets already placed into service.

Proportionately Consolidated Financial Overview

Based on proportionate consolidation accounting for Investments in Equity Accounted Investees, operating margin was $451 million in the second quarter of 2018 compared to $175 million for the same period of 2017. On a year-to-date basis, operating margin was $867 million compared to $340 million for the same period in the prior year. These increases are due to the same factors impacting gross profit noted above, combined with the Acquisition of equity accounted investments in Alliance and Ruby in the fourth quarter of 2017. Operating margin derived from Alliance, Ruby and other investments (on a proportionately consolidated basis) in the second quarter of 2018 was $93 million, $45 million and $1 million, respectively, and $191 million, $93 million and $3 million, respectively, on a year-to-date basis. See "Non-GAAP Measures".

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New Developments

The Company's conventional pipelines business has continued to receive strong customer demand for its transportation services which has resulted in a significant and ongoing build-out of its pipeline systems to support the production growth in the Montney, Duvernay and Deep Basin resource plays.

Pembina's Phase IV expansion ("Phase IV") is tracking on budget and on schedule with construction beginning during the second quarter. Phase IV is expected to be placed into service in late 2018 and will add approximately 180 mbpd of capacity between Fox Creek and Namao, Alberta.

The Company's Phase V expansion ("Phase V"), which will add approximately 260 mbpd of capacity between Lator and Fox Creek, Alberta, continues to trend on budget and on schedule and is expected to be placed into service in late 2018.

Pembina continues to progress its Phase VI Peace Pipeline expansion ("Phase VI") which includes: upgrades at Gordondale, Alberta; a 16-inch pipeline from LaGlace to Wapiti, Alberta and associated pump station upgrades; and a 20-inch pipeline from Kakwa to Lator, Alberta. The approximately $280 million Phase VI expansion is anticipated to be in service in early 2020, subject to environmental and regulatory approvals.

On June 15, Alliance announced that binding commitments for the open season which ended on May 30, 2018 did not reach the target of 400 million cubic feet per day. Based on the open season results and feedback from producers, Alliance is assessing potential alternatives and next steps.

On June 25, Pembina, together with Enbridge Income Fund, the other 50 percent owner of Alliance, converted the operation and administration of Alliance into an owner-operator model. Pembina and Enbridge have worked together to develop a business structure for Alliance that allows the business to safely and efficiently deliver value to all stakeholders. The new operating model will have a number of benefits, including creating strategic alignment that will result in improved efficiencies by being part of the owners' larger organization.

Effective October 1, 2018, Pembina will assume control of the operation and administration of AEGS.

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Pembina Pipeline Corporation

Facilities Division

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except where noted)	2018	2017(4)	2018	2017(4)
Financial Overview
Revenue(1)	360	215	689	446
Cost of goods sold, including product purchases	111	35	192	78
Net revenue (1)(2)	249	180	497	368
Operating expenses(1)	85	58	150	111
Share of profit (loss) from equity accounted investees	1	—	(4)	—
Depreciation and amortization included in operations	38	34	73	67
Gross profit	127	88	270	190
Capital expenditures	101	76	139	253
Contributions to equity accounted investees	—	1	58	1
Proportionately Consolidated Financial Overview(2)
Total Volume (mboe/d)(3)	849	618	854	661
Operating Margin(1)(2)	213	127	438	267
(1)	Includes inter-Division transactions. See note 13 of the Interim Financial Statements.
(2)	Refer to "Non-GAAP Measures".
(3)	Revenue volumes which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(4)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.
	3 Months Ended June 30 (unaudited)						6 Months Ended June 30 (unaudited)
	2018			2017(1)			2018			2017(1)
($ millions, except where noted)	Volumes(2)	Gross Profit	Operating Margin(3)	Volumes(2)	Gross Profit	Operating Margin(3)	Volumes(2)	Gross Profit	Operating Margin(3)	Volumes(2)	Gross Profit	Operating Margin(3)
Facilities Division
Gas Services	650	70	137	485	50	69	651	136	267	515	106	144
NGL Services	199	57	76	133	38	58	203	134	171	146	84	123
Total	849	127	213	618	88	127	854	270	438	661	190	267
(1)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.
(2)	Revenue volumes which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Volumes have been restated to reflect the Corporate Reorganization.
(3)	Refer to "Non-GAAP Measures".

Business Overview

The Facilities Division includes processing and fractionation facilities and related infrastructure that provide Pembina's customers with natural gas and NGL services.

Pembina's operations include natural gas gathering and processing assets, which are strategically positioned in active condensate and NGL-rich areas of the WCSB, and are integrated with the Company's other businesses. Pembina provides sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut processing services for its customers, primarily on a fee-for-service basis under long-term contracts. The majority of condensate and NGL extracted through these facilities are transported by assets in Pembina's Pipelines Division. A significant portion of the volumes are further processed at Pembina's fractionation facilities. In total, Pembina has 19 gas processing facilities(1) and approximately 6 billion cubic feet per day of net gas processing capacity(1).

(1) Includes Aux Sable capacity, as further described below. The financial and operational results for Aux Sable are included in the Marketing & New Ventures Division; excludes projects under development.

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Pembina Pipeline Corporation

Additionally, the Facilities Division includes NGL fractionation, cavern storage, and terminalling (loading and off-loading services) facilities. These facilities are fully integrated with the Company's Pipelines Division and other assets, providing customers across the WCSB and North America with the ability to contract for more than one service with Pembina and access a comprehensive suite of services to enhance the value of their hydrocarbons. In total, Pembina has 5 fractionation facilities(1) and 286 mmboe/d of net fractionation capacity(1).

As part of the Corporate Reorganization, the following assets have been reclassified:

•	the Empress NGL Extraction Facility and the Younger NGL Extraction Facility have been reclassified from the former Midstream operating segment to gas services assets within the Facilities Division;
•	the Burstall Ethane Storage facility, which was previously reported under the Veresen operating segment, is now classified as an NGL services asset included in the Facilities Division; and
•	Veresen Midstream, which was previously reported under the Veresen operating segment, is now classified as a gas services asset included in the Facilities Division.

All other assets comprising the previous Gas Services and Midstream operating segments are also included in the Facilities Division other than CDH and ENT (which are in the Pipelines Division) and commodity marketing activities, which are in the Marketing & New Ventures Division. All financial and operating results in this MD&A for all 2017 periods have been restated to reflect the Corporate Reorganization.

(1) Includes Aux Sable capacity, as further described below. The financial and operational results for Aux Sable are included in the Marketing & New Ventures Division; excludes projects under development.

Operational Performance

Gas Services revenue volumes were 3,900 MMcf/d (650 mboe/d) during the second quarter of 2018, 34 percent higher than the 2,910 MMcf/d (485 mboe/d) recorded during the second quarter of 2017. On a year-to-date basis in 2018, revenue volumes increased 26 percent to 3,906 MMcf/d (651 mboe/d) compared to 3,090 MMcf/d (515 mboe/d) in the first six months of 2017. These increases were caused by new volumes arising from the startup of the Duvernay I gas plant and the acquisition of Veresen Midstream in the fourth quarter of 2017, as well as higher realized revenue volumes at Saturn, Empress, Kakwa River and Resthaven. These increases were partially offset by decreased volumes at Younger and the Cutbank Complex. NGL Services revenue volumes averaged 199 mboe/d in the second quarter of 2018 compared to 133 mboe/d recognized during the same period in 2017. On a year-to-date basis in 2018, NGL Services revenue volumes averaged 203 mboe/d compared to 146 mboe/d in the first six months of 2017. The increase in NGL Services revenue volumes was largely a result of RFS III which was placed into service on June 30, 2017. Certain volumes from the integrated facilities assets have been excluded to avoid double counting.

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Pembina Pipeline Corporation

Financial Overview

Facilities Division realized $360 million in revenue during the second quarter of 2018 compared to $215 million in the second quarter of 2017. On a year-to-date basis, revenue was $689 million compared to $446 million for the same period in 2017. The increases noted both on a quarterly and year-to-date basis were primarily driven by RFS III and the infrastructure that supports the North West Redwater Partnership’s refinery which were placed into service on June 30, 2017 and December 1, 2017, respectively, as well as the startup of the Duvernay I gas plant in the fourth quarter of 2017, increased take-or-pay commitments and additional volumes. On a year-to-date basis, 2017 revenue was impacted by the receipt of a $10 million non-recurring customer receivership settlement recognized in the first quarter. For the second quarter, $1 million of take-or-pay revenue in excess of physical deliveries has been collected and deferred and revenue of $4 million related to take-or-pay deferrals was recognized during the period. For the six months ending June 30, 2018, the impact of IFRS 15 adoption on the Facilities Division was not significant with $4 million of take-or-pay revenue in excess of physical processing collected and deferred and subsequently recognized.

Net revenue recognized during the second quarter of 2018 was $249 million and $497 million on a year-to-date basis compared to $180 million and $368 million for the same periods in 2017. These increases were due to increased revenue partially offset by increased cost of goods sold at RFS III which was not in service in the prior year.

During the second quarter of 2018, Facilities Division incurred operating expenses of $85 million compared to $58 million in the second quarter of 2017. On a year-to-date basis, operating expenses were $150 million compared to $111 million for the same period in 2017. These increases were primarily in the following categories:

•	higher power costs as a result of power pool price increases and additional power consumption due to the addition of RFSIII and Duvernay I and increased working interest at Younger ($9 million in the second quarter and $15 million year-to-date in 2018);
•	higher repairs and maintenance expenses primarily due to the addition of RFSIII and Duvernay I as well as increased working interest at Younger in the second quarter of Q2 ($10 million in the second quarter and $12 million year-to-date in 2018); and
•	higher labor expenses associated with increased headcount for Younger and Duvernay I ($5 million in the second quarter and $8 million year-to-date in 2018).

In addition, year-to-date 2018 was impacted by a one-time transition charge of $3 million in the first quarter of 2018 in respect of the Company becoming the operator of the Younger facility effective April 1, 2018.

Share of profit from equity accounted investees totaled $1 million in the second quarter of 2018 and a loss of $4 million on a year-to-date basis, compared to nil for the same periods in the prior year. The year-to-date share of loss of Investments in Equity Accounted Investees of $4 million is primarily a result of a $6 million loss attributable to Veresen Midstream due to the reversal of a financing gain and depreciation. Veresen Midstream's volumes during the periods were positively impacted from the early startup of the Sunrise and Tower facilities in September 2017 and the Saturn I facility on November 1, 2017. In the fourth quarter of 2017, Veresen Midstream negotiated a reduction in pricing on its outstanding debt facilities resulting in a gain of $24 million, net to Pembina, that was recorded during the prior year. Further debt renegotiations have resulted in the reversal of prior year gain, included in share of profit, impacting financing loss by $8 million and $16 million in the first and second quarters of 2018, respectively.

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Pembina Pipeline Corporation

Depreciation and amortization included in operations during the second quarter and first six months of 2018 was $38 million and $73 million, respectively, compared to $34 million and $67 million recognized during the same periods in the prior year. These increases were primarily attributable to increased depreciation due to additional assets at Kakwa River, the addition of the Duvernay I gas plant, RFS III and the infrastructure that supports the North West Redwater Partnership’s refinery.

For the three and six months ended June 30, 2018, gross profit was $127 million and $270 million compared to $88 million and $190 million in the same periods of 2017. The increases over the respective periods were primarily due to $69 million and $129 million increases in net revenue, partially offset by $27 million and $39 million in increased operating expenses and $4 million and $6 million of depreciation and amortization included in operations.

Capital expenditures for the second quarter of 2018 were $101 million and $139 million on a year-to-date basis, compared to $76 million and $253 million for the same periods in 2017. Capital spending in 2018 was largely to progress construction on the Burstall Ethane Storage, Duvernay II (defined below under "New Developments") and on the progression of the liquefied petroleum gas export terminal. See further discussion under "New Developments" below. In 2017, capital spending was largely to progress the development in the Duvernay area as well as the construction of RFS III.

Proportionately Consolidated Financial Overview

Facilities Division realized operating margin, based on proportionate consolidation accounting for Investments in Equity Accounted Investees, of $213 million in the second quarter of 2018 compared to $127 million during the same period of the prior year. On a year-to-date basis operating margin was $438 million in 2018 and $267 million in the same period in 2017. These increases were the result of the factors discussed above as well as due to the acquisition of the equity accounted investment in Veresen Midstream (on a proportionately consolidated basis) in the fourth quarter of 2017. See "Non-GAAP Measures".

New Developments

Pembina continues to progress construction of its 100 MMcf/d sweet gas shallow cut processing facility, 30,000 barrels per day condensate stabilization facility and other associated infrastructure located at the Company's Duvernay Complex ("Duvernay II"). The facilities are under 20-year term contracts with a combination of fee-for-service and fixed-return arrangements. The majority of long lead items have been purchased and the project is tracking on budget and on schedule. The project has received regulatory approval and construction will commence in the third quarter of 2018. The project has an expected in-service date of mid-to-late 2019.

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Pembina Pipeline Corporation

Late in the second quarter, Veresen Midstream, in which Pembina owns a 46.0 percent interest, placed into service its North Central liquids hub ("North Central Liquids Hub") which will provide separation and stabilization of condensate volumes to support operations of the Cutbank Ridge Partnership (a third-party exploration and production joint venture) within the Montney formation. The North Central Liquids Hub was placed into service ahead of schedule and below budget.

Pembina is continuing the development of its LPG export terminal (the "Prince Rupert Terminal"). The Prince Rupert Terminal is located on Watson Island, British Columbia and is expected to have a permitted capacity of approximately 25 mbpd of LPG. The LPG supply will be sourced primarily from the Company's Redwater fractionation complex. Site preparation required for facility construction has been undertaken by the City of Prince Rupert ("the City") and is nearing completion. Given the progress of the site preparation, Pembina has triggered a key milestone that allows Pembina to proceed with above-ground facility construction as well as start monthly payments for lands leased from the City. Pembina and the City continue to work with the applicable regulatory authorities to obtain the required permits and authorizations for the Project. The Prince Rupert Terminal is anticipated to be in service mid-2020, subject to regulatory and environmental approvals.

As previously announced, Pembina will construct new fractionation and terminalling facilities at the Company's Empress, Alberta extraction plant (the "Empress Expansion") for a total expected capital cost of approximately $120 million. The Empress Expansion includes adding approximately 30 mbpd of propane-plus fractionation capacity as well as the addition of propane rail loading and butane truck terminalling services to the site. Detailed engineering continued to progress and major equipment contracts were awarded during the second quarter. These facilities have an anticipated in-service date of late 2020, subject to environmental and regulatory approvals.

The Company continues to advance the construction of a 1 million barrel ethane storage facility ("Burstall Ethane Storage") located near Burstall, Saskatchewan for a total expected capital cost of approximately $189 million. The Burstall Ethane Storage is underpinned by a 20-year agreement and is tracking on schedule with the expected in-service date of late 2018.

On April 1, 2018, Pembina exercised its option to assume an additional interest in the Younger extraction and fractionation facilities ("Younger Facilities"), bringing its ownership to 71.7 percent and 50 percent (previously 43 percent and nil) respectively. On the same day, Pembina took over operatorship of the Younger Facilities, which were previously operated by its joint interest partner. Given Pembina's extensive experience as an operator and its ability to leverage and integrate with its current operational systems, the Company expects to realize efficiencies going forward.

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Pembina Pipeline Corporation

Marketing & New Ventures Division

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except where noted)	2018	2017(1)	2018	2017(1)
Financial Overview
Revenue(2)	1,300	758	2,554	1,825
Cost of goods sold(2)	1,212	714	2,346	1,642
Net revenue(2)(3)	88	44	208	183
Share of profit from equity accounted investees	30	—	36	—
Realized loss (gain) on commodity-related derivative financial instruments	9	(4)	27	35
Unrealized loss (gain) on commodity-related derivative financial instruments	46	—	16	(53)
Depreciation and amortization included in operations	6	6	11	13
Gross profit	57	42	190	188
Capital expenditures	33	6	53	6
Proportionately Consolidated Financial Overview(3)
Total Marketed NGL Volumes (mboe/d)	155	112	172	155
Operating Margin(2)(3)	118	48	236	148
(1)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.
(2)	Includes inter-Division transactions. See note 13 of the Interim Financial Statements.
(3)	Refer to "Non-GAAP Measures".
	3 Months Ended June 30 (unaudited)						6 Months Ended June 30 (unaudited)
	2018			2017(1)			2018			2017(1)
($ millions, except where noted)	Volumes(2)	Gross Profit	Operating Margin(3)	Volumes(2)	Gross Profit	Operating Margin (3)	Volumes(2)	Gross Profit	Operating Margin(3)	Volumes(2)	Gross Profit	Operating Margin(3)
Marketing & New Ventures Division
Marketing	155	57	118	112	42	48	172	190	236	133	188	148
New Ventures	—	—	—	—	—	—	—	—	—	—	—	—
Total	155	57	118	112	42	48	172	190	236	133	188	148
(1)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.
(2)	Marketed NGL volumes.
(3)	Refer to "Non-GAAP Measures".

Business Overview

The Marketing & New Ventures Division strives to maximize the value of hydrocarbon liquids and natural gas originating in the basins where the Company operates.

Pembina seeks to create new markets, and further enhance existing markets, to support both the Company's and its customers' overall business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure. Pembina strives to increase producer netbacks and product demand to improve the overall competitiveness of the WCSB and other basins.

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Pembina Pipeline Corporation

The Marketing & New Ventures Division undertakes value-added commodity marketing activities including buying and selling products (natural gas, ethane, propane, butane, condensate and crude oil) and optimizing storage opportunities. By contracting capacity on Pembina's and various third-party pipelines and utilizing the Company's rail fleet and rail logistics capabilities, the Marketing business adds incremental value to the commodities. Marketing activities also include identifying commercial opportunities to further develop other Pembina assets. Examples of such assets include Pembina's integrated rail fleet and terminalling and storage assets, which were specifically developed to support getting marketed volumes to high value markets across North America.

The Marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates production for onward sale. Operating margins are subject to commodity price fluctuations, product price differentials, location basis differentials and total volumes.

Pembina's Marketing business also includes results from Aux Sable's NGL extraction facility near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the United States and Canada.

Pembina's New Ventures currently includes the proposed propylene and polypropylene facility ("PDH/PP Facility") and the proposed Jordan Cove LNG project.

As part of the Corporate Reorganization, the following assets have been reclassified:

•	the proposed PDH/PP Facility, previously included in the former Midstream operating segment, is now included in the Marketing & New Ventures Division; and
•	Aux Sable and the proposed Jordan Cove LNG Project, which were both previously reported under the Veresen operating segment, are now included in the Marketing & New Ventures Division.

In addition, Pembina's commodity marketing activities, which were previously reported in the former Midstream operating segment, are now included in the Marketing & New Ventures Division. All financial and operating results in this MD&A for all periods commencing on or after January 1, 2017 have been restated to reflect the Corporate Reorganization.

Financial Overview

Marketing & New Ventures Division realized $1.3 billion in revenue during the second quarter of 2018 compared to $758 million in the second quarter of 2017. On a year-to-date basis, revenue was $2.6 billion in 2018 compared to $1.8 billion in the same period in 2017. The 72 percent increase noted in the second quarter of 2018 and the 40 percent increase on a year-to-date basis was attributed to increased propane, butane, condensate and crude oil market prices as well as increased marketed volumes. Net revenue (including intercompany transactions) realized during the second quarter of 2018 was $88 million compared to $44 million in the second quarter of 2017. The second quarter net revenue increase of 100 percent was a result of increased product prices and margins resulting in greater market opportunities compared to the same period in 2017. This was partially offset by increased intercompany fees as compared to the prior year resulting from the Corporate Reorganization. On a year-to-date basis, net revenue was $208 million compared to $183 million for the same period in 2017. This increase in net revenue of 14 percent was impacted by the same factors impacting the second quarter but was partially offset by a weaker first quarter in 2018 due to increased cost of goods sold driven by commodity price improvements.

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Pembina Pipeline Corporation

Share of profit from Aux Sable totaled $30 million and $36 million during the second quarter and first six months of 2018 compared to nil in the second quarter and first six months of 2017 due to the Acquisition. Gross profit recognized by Aux Sable during the periods benefited from access to US markets which offer relatively strong propane plus margins and a wide Chicago-AECO differential.

Realized and unrealized losses on commodity-related financial derivatives during the second quarter of 2018 were $9 million and $46 million, respectively, compared to a realized gain of $4 million and unrealized gains/losses of nil in the same period of 2017. On a year-to-date basis, realized and unrealized losses were $27 million and $16 million, respectively, in 2018 compared to a realized loss of $35 million and an unrealized gain of $53 million, in the same periods of 2017. Pembina enters into commodity-related derivative financial instruments to protect margins in changing commodity price environments. The current year loss was predominantly driven by decreases in natural gas prices and increases in the price of propane and butane. Currently, Pembina has hedged approximately 75 percent of the Company's frac spread throughput for 2018 (excluding its interest in Aux Sable).

Depreciation and amortization included in operations during the second quarter and first six months of 2018 was $6 million and $11 million, respectively, comparable to $6 million and $13 million recognized during the same periods in the prior year. Amortization in this Division relates to amortization of intangible assets.

For the three and six months ended June 30, 2018, gross profit was $57 million and $190 million, respectively, compared to $42 million and $188 million for the same periods in 2017. These increases were due to $44 million and $25 million increases in net revenue as well as increases in share of profit from equity accounted investees of $30 million and $36 million for the three and six months ended June 30, 2018, partially offset by $59 million and $61 million increases in net losses on commodity-related derivative financial instruments.

Capital expenditures for the second quarter of 2018 were $33 million and $53 million year-to-date, compared to $6 million for each of the same periods in 2017. Capital expenditures in the current year primarily relate to Jordan Cove, the project which was acquired in the fourth quarter of 2017 as part of the Acquisition.

Proportionately Consolidated Financial Overview

Marketing & New Ventures Division realized operating margin, based on proportionate consolidation accounting for Investments in Equity Accounted Investees, of $118 million in the second quarter of 2018 compared to $48 million during the same period of the prior year. On a year-to-date basis operating margin was $236 million in 2018 compared to $148 million in 2017. These increases were the result of the factors discussed above as well as due to the acquisition of the equity accounted investment in Aux Sable (on a proportionately consolidated basis) in the fourth quarter of 2017. See "Non-GAAP Measures".

New Developments

Canada Kuwait Petrochemical Company ("CKPC") continues to progress front end engineering design ("FEED") for a combined propane dehydrogenation and polypropylene production facility. It is expected that FEED activities will be completed by late 2018, followed by a final investment decision. Pembina and Kuwait's Petrochemical Industries Company K.S.C. (''PIC'') are each 50 percent joint venture partners of CKPC.

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Pembina Pipeline Corporation

Pembina continues to progress its proposed liquefied natural gas export terminal in Coos Bay, Oregon, and the related Pacific Connector Gas Pipeline (combined "Jordan Cove") that will transport natural gas from the Malin Hub in southern Oregon to the export terminal. In September 2017, the Company filed applications with the United States Federal Energy Regulatory Commission ("FERC") for the construction and operation of Jordan Cove. Based on the most recent information available to us, the Company is positioned to receive a FERC decision during the second half of 2019. Further, Pembina continues to anticipate first gas in 2024, pending the receipt of the necessary regulatory approvals and other requirements.

During the quarter, Pembina undertook a leadership transition for the Jordan Cove project. Stu Taylor, Pembina's Senior Vice President, Marketing & New Ventures and Corporate Development Officer will provide greater oversight of the commercial aspects of the project, while Harry Andersen, Pembina's Senior Vice President, External Affairs and Chief Legal Officer will have greater oversight over external affairs, communications, and community and government relations for the project. In conjunction with the transition, Betsy Spomer has left Pembina to pursue other opportunities. Pembina wishes to thank Ms. Spomer for her significant contribution to the Jordan Cove LNG project.

Pembina, in conjunction with its partners Enbridge and Williams, are currently developing a new operating model for the future operation and administration of Aux Sable. The new operating model will have a number of benefits, including creating strategic alignment that will result in improved efficiencies by being part of a larger organization, and is expected to be completed during the third quarter of 2018.

Financing Activity

On March 9, 2018, Pembina closed its $1 billion non-revolving term loan ("Term Loan") with certain existing lenders. The Term Loan has been used to partially repay existing amounts drawn under Pembina's $2.5 billion revolving credit facility, thereby providing additional liquidity, flexibility and interest cost savings. The Term Loan has an initial term of three years and is pre-payable at the Company's option. The other terms and conditions of the Term Loan, including financial covenants, are substantially similar to Pembina's $2.5 billion revolving credit facility. Concurrently, Pembina also completed an extension of its $2.5 billion revolving credit facility, which now matures May 31, 2023.

On March 26, 2018, Pembina closed an offering of $400 million of senior unsecured Series 10 medium-term notes (the "Series 10 Notes"). The Series 10 Notes have a fixed coupon of 4.02 percent per annum, paid semi-annually, and mature on March 27, 2028. Simultaneously, Pembina closed an offering of $300 million of senior unsecured Series 11 medium-term notes (the "Series 11 Notes"). The Series 11 Notes have a fixed coupon of 4.75 percent per annum, paid semi-annually, and mature on March 26, 2048. The net proceeds will be used to repay short-term indebtedness of the Company under its credit facilities, as well as to fund Pembina's capital program and for general corporate purposes.

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Pembina Pipeline Corporation

On March 29, 2018, Ruby Pipeline, L.L.C., in which Pembina owns a 50 percent preferred interest, amended the maturity date of its US$203 million 364-Day Term Loan, originally maturing March 30, 2018 to March 28, 2019. The Term Loan will continue to amortize at US$15.6 million per quarter (US$7.8 million per quarter net to Pembina), beginning March 30, 2018, until a final bullet payment of US$141 million (US$71 million net to Pembina) is payable on the amended maturity date, unless otherwise extended.

On April 4, 2018, Pembina entered into a note exchange agreement with AEGS noteholders to exchange AEGS senior notes for unsecured senior notes ("Series A") of Pembina under Pembina’s Note Indenture. The Series A fixed coupon remained at 5.565 percent per annum and the notes are non-amortizing with a bullet payment of $73 million at maturity on May 4, 2020.

On April 20, 2018 Veresen Midstream successfully amended and extended its Senior Secured Credit Facilities which were originally scheduled to mature on March 31, 2020. Under the terms of the amendment and extension reached with a syndicate of lenders, Veresen Midstream increased its borrowing capacity to $200 million under the Revolving Credit Facility and to $2,550 million of availability under the Term Loan A and used the proceeds to repay an existing US$705 million Term Loan B on April 30, 2018. Other terms and conditions in the facilities were modified to reflect the operating nature of the business including modifying the covenant package and increasing the permitted distributions out of Veresen Midstream. The maturity date of the two debt facilities was extended to April 20, 2022.

Liquidity & Capital Resources

($ millions)	June 30, 2018 (unaudited)	December 31, 2017
Working capital(1)	(606)	(128)
Variable rate debt(2)
Bank debt	1,000	1,778
Total variable rate debt outstanding (average of 2.4% on drawn facilities)	1,000	1,778
Fixed rate debt(2)
Senior unsecured notes	540	540
Senior unsecured medium-term notes	5,850	5,150
Total fixed rate debt outstanding (average of 4.2%)	6,390	5,690
Convertible debentures(2)	91	95
Finance lease liability	15	12
Total debt and debentures outstanding	7,496	7,575
Cash and unutilized debt facilities	2,602	1,063
(1)	As at June 30, 2018, working capital includes $453 million (December 31, 2017: $256 million) associated with the current portion of loans and borrowings and convertible debentures.
(2)	Face value.

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Pembina Pipeline Corporation

Pembina anticipates its cash flow from operating activities, the majority of which is derived from fee based contracts, will be more than sufficient to meet its short-term operating obligations and fund its targeted dividends. In the short term, Pembina expects to source funds required for capital projects and contributions to Investments in Equity Accounted Investees from cash, its credit facilities and by accessing the capital markets, as required. Based on its successful access to financing in the capital markets over the past several years, Pembina believes it should continue to have access to additional funds as required. Refer to "Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A for the year ended December 31, 2017 for more information. Management remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing and/or issue additional equity.

Pembina's credit facilities consist of an unsecured $2.5 billion (December 31, 2017: $2.5 billion) revolving credit facility which includes a $750 million accordion feature and matures in May 2023, an unsecured $1.0 billion non-revolving term loan which matures in March 2021, and an operating facility of $20 million (December 31, 2017: $20 million) due in May 2019 and is typically renewed on an annual basis. The weighted average interest rate on Pembina's drawn credit facilities as at June 30, 2018 was 2.4 percent (December 31, 2017: 2.9 percent). There are no repayments due over the term of these facilities. As at June 30, 2018, Pembina had $2.6 billion (December 31, 2017: $1.1 billion) of cash and unutilized debt facilities. At June 30, 2018, Pembina had loans and borrowings (excluding amortization, letters of credit and finance lease liabilities) of $7.5 billion (December 31, 2017: $7.5 billion). Pembina also had an additional $47 million (December 31, 2017: $26 million) in letters of credit issued pursuant to separate credit facilities. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under its senior unsecured notes, medium-term notes and revolving credit and operating facilities, including a requirement to maintain certain financial ratios. Pembina is also subject to customary restrictions on its operations and activities under its notes and credit facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets. Pembina's financial covenants include the following:

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Pembina Pipeline Corporation

Debt Instrument	Financial Covenant(1)	Ratio	Ratio at June 30, 2018
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70	0.33
Revolving unsecured credit facility and non-revolving term loan	Debt to Capital EBITDA to senior interest coverage	Maximum 0.65 Minimum 2.5:1.0	0.35 8.2
(1)	Terms as defined in relevant agreements.

In addition to the table above, Pembina has additional customary covenants on its other senior unsecured notes. Pembina was in compliance with all covenants under its notes and facilities as at June 30, 2018 (December 31, 2017: in compliance).

Pembina continues to closely monitor and reassess the creditworthiness of its counterparties, which has resulted in the Company reducing or mitigating its exposure to certain counterparties where it was deemed warranted and permitted under contractual terms. Financial assurances to mitigate and reduce risk may include guarantees, letters of credit and cash. Letters of credit totaling $109 million (December 31, 2017: $110 million) were held at June 30, 2018, primarily in respect of customer trade receivables.

Credit Ratings

The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability, and the associated costs, to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

Pembina targets strong 'BBB' credit ratings. DBRS rates Pembina's senior unsecured notes and senior unsecured medium-term notes 'BBB' and Class A Preferred Shares Pfd-3. S&P's long-term corporate credit rating on Pembina is 'BBB' and its rating of the Class A Preferred Shares is P-3 (High).

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Capital Expenditures

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions)	2018	2017(1)	2018	2017(1)
Pipelines Division	119	390	385	917
Facilities Division	101	76	139	253
Marketing & New Ventures Division	33	6	53	6
Corporate/other projects	2	3	2	8
Total	255	475	579	1,184
Contributions to equity accounted investees(2)	0	1	58	1
(1)	Financial results for all 2017 periods have been restated to reflect the Corporate Reorganization.
(2)	Contributions in 2018 are contributions to Veresen Midstream.

For the three months ended June 30, 2018, capital expenditures were $255 million compared to $475 million during the same three-month period of 2017. For the six months ended June 30, 2018, capital expenditures were $579 million compared to $1.2 billion during the same six-month period of 2017. Pipelines Division's capital expenditures were primarily incurred related to Pembina's ongoing pipeline expansion projects including clean up costs for assets already placed into service. In 2018, Facilities Division's capital expenditures were largely to progress construction on Duvernay II, the Burstall Ethane Storage Facility and on the progression of the Prince Rupert Terminal. In 2017, Facilities Division's capital expenditures were largely to progress the development in the Duvernay area as well as the construction of RFS III. Capital expenditures in the Marketing & New Ventures Division in 2018 primarily related to Jordan Cove.

Contractual Obligations at June 30, 2018

($ millions)	Payments Due By Period
Contractual Obligations(1)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Leases and other(2)	746	128	215	175	228
Loans and borrowings(3)	10,772	615	2,070	1,444	6,643
Convertible debentures(3)	94	94
Construction commitments(4)	1,286	886	72	17	311
Advances to related parties(5)	113	113
Total contractual obligations(3)	13,011	1,836	2,357	1,636	7,182
(1)	Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined and therefore an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to ten years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 51 and 72 mpbd each year up to and including 2025. Power purchase agreements range from one to 25 years and involve the purchase of power from electrical service providers. The Company has secured between 9 and 59 megawatts per day each year up to and including 2042.
(2)	Includes office space, vehicles and approximately 3,000 rail car leases (supporting future propane transportation in the Marketing Division). The Company has sublet office space and rail cars up to 2027 and has contracted sub-lease payments for a potential of $94 million over the term.
(3)	Excluding deferred financing costs. Including interest payments on senior unsecured notes.
(4)	Excluding significant projects that are awaiting regulatory approval at June 30, 2018 and for which Pembina is not committed to construct.
(5)	Commitments to advance $113 million (US $86 million) to the Company's jointly controlled investment, Ruby Pipeline Holding Company L.L.C.

Pembina is, subject to certain conditions, contractually committed to the construction and operation of Duvernay II, Phase IV and Phase V expansions, Burstall storage, Redwater Cogeneration as well as certain pipeline connections and laterals. Additional commitments exist in relation to assets recently brought into service and other corporate infrastructure. See "Forward-Looking Statements & Information" and "Liquidity & Capital Resources".

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Pembina Pipeline Corporation

Dividends

Common Share Dividends

Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.

On May 3, 2018, Pembina's Board of Directors approved a 5.6 percent increase in its monthly common share dividend rate (from $0.18 per common share to $0.19 per common share), commencing with the dividend paid on June 15, 2018.

Preferred Share Dividends

The holders of Pembina's Class A Preferred Shares are entitled to receive fixed cumulative dividends. Dividends on the Series 1, 3, 5, 7, 9, 11, 13 and 21 preferred shares are payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina, for the initial fixed-rate period for each series of preferred share. Dividends on the preferred shares Series 15, 17 and 19 are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors.

Related Party Transactions

During the second quarter and year-to-date periods ended June 30, 2018, Pembina advanced $10 million and $20 million, respectively, in funds to its jointly controlled investment in CKPC. In addition, during the second quarter and year-to-date periods ended June 30, 2018, Pembina advanced $11 million and $21 million, respectively, to its jointly controlled investment in Ruby Pipeline Holding Company L.L.C., and has additional commitments to advance US$86 million to the same related party by March 28, 2019.

For the six months ended June 30, 2018, Pembina had no other transactions with related parties as defined in International Accounting Standard 24 – Related Party Disclosures, except those pertaining to contributions to Pembina's defined benefit pension plan and remuneration of key management personnel, including the Board of Directors, in the ordinary course of their employment or directorship agreements.

Critical Accounting Judgments and Estimates

Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Pembina's consolidated financial statements and MD&A for the year ending December 31, 2017. The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. Other than accounting estimates and judgments made in connection with the adoption of IFRS 15, there have been no material changes to Pembina's critical accounting estimates and judgments during the six months ended June 30, 2018.

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Pembina Pipeline Corporation

Changes in Accounting Policies

New Standards Adopted in 2018

Except for the changes as described below, accounting policies as disclosed in Note 4 of the Annual Financial Statements have been applied to all periods consistently.

The Company has retrospectively adopted IFRS 15 Revenue from Contracts with Customers effective January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

a.	Transition

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized, and has replaced IAS 18 Revenue and related interpretations. The Company adopted IFRS 15 at the date of initial application of January 1, 2018, and has applied IFRS 15 retrospectively into 2017, restating the reported comparative period. In determining the restated values, the Company used the practical expedient not to restate contracts that began and ended in the same annual reporting period. No significant impact to the financial statements was identified as a result of the practical expedient applied on transition.

b.	Financial Statement Impacts

An opening Statement of Financial Position at January 1, 2017 has not been presented as the impact of the adoption of IFRS 15 on the opening Statement of Financial Position is immaterial.

The following tables presents the impact of adopting IFRS 15 on the Company’s Consolidated Statement of Financial Position, Condensed Consolidated Interim Statement of Earnings and Other Comprehensive Income and the Condensed Consolidated Interim Statement of Cash Flows for the three and six month period ended June 30, 2017 for each of the line items affected.

i.	Consolidated Statement of Financial Position
December 31, 2017 ($ millions)	Previously Reported	Adjustments	Restated
Trade payables and accrued liabilities	713	(36)	677
Contract liabilities		44	44
Deficit	(2,075)	(8)	(2,083)

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Pembina Pipeline Corporation

ii.	Condensed Consolidated Interim Statement of Earnings and Other Comprehensive Income
($ millions)	3 Months Ended June 30, 2017			6 Months Ended June 30, 2017
	Previously Reported	Adjustments	Restated	Previously Reported	Adjustments	Restated
Revenue	1,166	(7)	1,159	2,651	(12)	2,639
Earnings before Income tax	180	(7)	173	474	(12)	462
Earnings attributable to shareholders	124	(7)	117	339	(12)	327
iii.	Condensed Consolidated Interim Statement of Cash Flows
($ millions)	3 Months Ended June 30, 2017			6 Months Ended June 30, 2017
	Previously Reported	Adjustments	Restated	Previously Reported	Adjustments	Restated
Cash provided by (used in)
Operating activities
Earnings	124	(7)	117	339	(12)	327
Payments received & deferred	24	7	31	26	12	38
Cash flow from operating activities	362		362	688	—	688

c.	Accounting Policies

The details of significant accounting policies under IFRS 15 and the nature of the changes to previous accounting policies under IAS 18 are outlined in the condensed consolidated unaudited interim financial statements as at and for the three months ended March 31, 2018. There has not been a significant change from what has been previously disclosed.

d.	Use of estimates and judgments

The details of use of estimates and judgments impacted by IFRS 15 are outlined in the condensed consolidated unaudited interim financial statements as at and for the three months ended March 31, 2018. There has not been a significant change from what has been previously disclosed.

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Pembina Pipeline Corporation

New Standards and Interpretations Not Yet Adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC and are effective for accounting periods beginning after January 1, 2018. These standards have not been applied in preparing these Interim Financial Statements. Those which may be relevant to Pembina are described below:

IFRS 16 Leases

IFRS 16 replaces existing leases guidance, including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Standard is effective for annual periods beginning on or after January 1, 2019 and Pembina intends to adopt the standard on its effective date.

IFRS 16 introduces a new lease definition which increases the focus on control of the underlying asset and may change which contracts are identified as leases. In addition, IFRS 16 introduces a single, on balance sheet lease accounting model for lessees. For all identified leases, a lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments, subject to recognition exemptions for short term leases (under a year) and leases of low value items (under $5,000). Lessor accounting remains similar to the current standard with lessors continuing to classify leases as finance or operating leases.

Pembina has completed a detailed implementation plan, has identified and made a preliminary assessment of its portfolio of leases, and is currently evaluating the information technology system and associated process changes that will be necessary to meet the requirements of IFRS 16.

The quantitative impact of applying IFRS 16 on the financial statements in the period of initial application has not yet been determined. Based on preliminary assessment, the most significant impact is that the Company will recognize new assets and liabilities for its lessee operating leases of rail cars, office space and land arrangements.

In addition, the nature of expenses related to those leases will change as IFRS 16 replaces straight-line operating lease expense with depreciation of right of use assets and interest expense relating to lease liabilities. Compared to current lease accounting, Adjusted EBITDA will be higher throughout the term of the lease, and Earnings will be lower at lease inception increasing over the lease term. In addition, Cash flow from operating activities and Adjusted cash flow from operating activities will be higher, and Cash flow from financing activities will be lower as lease obligation repayments will be reported as Financing Activities on the Statement of Cash Flows. There will be no net impact on Cash Flows.

On initial application of IFRS 16, the Company can choose to either apply the IFRS 16 definition of a lease to all its contracts, or to apply a practical expedient and not reassess whether a contract is, or contains, a lease which must be applied consistently to all leases. In addition, with regards to reporting the impact of initial application for all lessee operating leases, the Company can either apply the standard using a full retrospective approach with restatement of the comparative period commencing on January 1, 2018 or a modified retrospective approach with the cumulative effect of initial application recognized as an adjustment to Retained Earnings and no restatement of the comparative period with further optional practical expedients to be determined. The Company has not yet concluded on these transition options and practical expedients.

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Pembina Pipeline Corporation

Disclosure Controls and Procedures ("DC&P") and Internal Controls over Financial Reporting ("ICFR")

Changes in Internal Control over Financial Reporting

Pembina's Management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings". The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.

The President and Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") have designed with the assistance of management, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, financial reporting is reliable, and financial statements prepared for external purposes are in accordance with IFRS. Management, including the Company's President and CEO and CFO, evaluated the effectiveness of Pembina's disclosure controls and procedures as at June 30, 2018, as required by the Canadian securities regulatory authorities and by the U.S. Securities and Exchange Commission, and concluded that its DC&P are effective.

The Company's internal controls over financial reporting following the Acquisition on October 2, 2017, include Veresen's systems, processes and controls, as well as additional controls designed to result in complete and accurate consolidation of Veresen's results. Other than Veresen systems, there has been no change in the Company's internal controls over financial reporting that occurred during the first six months of 2018 that materially affected, or are reasonably likely to materially affect, Pembina's internal controls over financial reporting.

Consistent with the evaluation at December 31, 2017, the scope of the evaluation does not include controls over financial reporting of the assets acquired through the Acquisition on October 2, 2017. Veresen's assets and revenues represented approximately 28 percent and one percent, respectively, of the Company's total assets and revenue as at June 30, 2018. Share of profit from Veresen's equity accounted investees amounted to $96 million and $172 million in the second quarter and year-to-date period in 2018.

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. Such risk factors are presented in Pembina's MD&A and Pembina's Annual Information Form ("AIF") for the year ended December 31, 2017. Pembina's MD&A and AIF are available at www.pembina.com, in Canada under Pembina's company profile on www.sedar.com and in the U.S. under the Company's profile at www.sec.gov.

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Pembina Pipeline Corporation

Selected Quarterly Operating Information

(mboe/d unless stated otherwise)	2018		2017(3)
	Q2	Q1	Q4	Q3	Q2	Q1
Average volume(1)(2)
Pipelines Division
Conventional Pipelines revenue volumes	900	766	796	715	620	617
Transmission Pipelines revenue volumes net	559	584	567	38	36	35
Oil Sands Pipelines revenue volumes	1,077	1,074	1,087	1,087	1,015	1,015
Facilities Division
Gas Services revenue volumes net	650	636	606	486	485	545
NGL Services revenue volumes net	199	206	194	188	133	159
Total	3,385	3,266	3,250	2,514	2,289	2,371
(1)	Pipelines and Facilities Division are revenue volumes which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(2)	Includes Pembina's proportionate share of results from equity accounted investees.
(3)	2017 volumes have been restated for the Corporate Reorganization and to exclude compression volumes relating to Veresen Midstream.

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Pembina Pipeline Corporation

Quarterly Financial Information

($ millions, except where noted)	2018		2017				2016 (2)
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	1,945	1,837	1,716	1,046	1,159	1,480	1,251	970
Net Revenue(1)	669	719	709	537	444	549	514	427
Operating expenses	100	150	130	112	101	107	123	109
Realized loss (gain) on commodity-related derivative financial instruments	9	18	42	17	(5)	40	15	1
Share of profit from equity accounted investees	96	76	116
Gross profit	511	568	555	275	269	376	270	246
Earnings	246	330	445	112	117	210	131	120
Earnings per common share – basic (dollars)	0.43	0.59	0.83	0.23	0.24	0.48	0.29	0.25
Earnings per common share – diluted (dollars)	0.42	0.59	0.83	0.23	0.24	0.48	0.28	0.25
Cash flow from operating activities	603	498	523	302	362	326	286	247
Cash flow from operating activities per common share – basic (dollars)(1)	1.20	0.99	1.04	0.75	0.90	0.82	0.73	0.63
Adjusted cash flow from operating activities(1)	558	530	499	314	275	308	292	250
Adjusted cash flow from operating activities per common share – basic(1) (dollars)	1.11	1.05	0.99	0.78	0.68	0.77	0.74	0.64
Common shares outstanding (millions):
Weighted average – basic	504	503	502	403	401	398	395	392
Weighted average – diluted	508	508	507	404	403	400	397	393
End of period	504	503	503	403	403	400	397	394
Common share dividends declared	282	272	272	205	205	191	190	188
Dividends per common share	0.56	0.54	0.54	0.51	0.51	0.48	0.48	0.48
Preferred share dividends declared	31	30	26	19	19	19	19	20
Capital Expenditures	255	324	314	341	475	709	453	537
Contributions to equity accounted investees	—	58	6	—	1	—	—	—
Proportionately Consolidated Financial Overview
Operating margin(1)	787	757	749	414	353	407	379	320
Adjusted EBITDA(1)	700	688	674	370	297	358	342	287
(1)	Refer to "Non-GAAP Measures".
(2)	The impacts of IFRS 15 adoption have not been reflected in any of quarterly figures presented above for 2016. See "Changes in Accounting Policies".

During the periods in the prior table, Pembina's results were impacted by the following factors and trends:

•	Acquisition of Veresen on October 2, 2017;
•	Increased production in key operating areas and resource plays within the WCSB (Deep Basin, Montney and Duvernay) which has supported increased revenue and sales volumes on Pembina's existing assets in the Pipelines and Facilities Divisions;
•	New large-scale growth projects across Pembina's business being placed into service;
•	A modest commodity market recovery throughout the periods;
•	Lower income tax expense following the enactment of U.S. Tax Reform legislation in December 2017;
•	Higher net finance costs associated with debt related to acquisitions and growth projects;

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Pembina Pipeline Corporation

•	Increased common shares outstanding and common share dividends due to the acquisition of Veresen; and
•	Increased preferred share dividends due to additional preferred shares issued.

Additional Information

Additional information about Pembina filed with Canadian and U.S. securities commissions, including quarterly and annual reports, Annual Information Forms (filed with the U.S. Securities and Exchange Commission under Form 40-F), Management Information Circulars and financial statements, can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in, or otherwise accessible through, Pembina's website or other websites, though referenced herein, is not incorporated by reference herein unless otherwise specifically indicated.

Non-GAAP Measures

Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its businesses. Since non-GAAP measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP measures are clearly defined, qualified and reconciled to their nearest GAAP measure. These non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Comparative figures have been restated for the adjustments made to the definitions.

The intent of non-GAAP measures is to provide additional useful information with respect to Pembina's operational and financial performance to investors and analysts though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP measures differently.

Investors should be cautioned that net revenue, Adjusted EBITDA, Adjusted EBITDA per common share, adjusted cash flow from operating activities, cash flow from operating activities per common share, adjusted cash flow from operating activities per common share and operating margin should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as indicators of Pembina's performance.

Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results

In accordance with IFRS, Pembina’s jointly controlled investments are accounted for using equity accounting.  Under equity accounting, the assets and liabilities of the investment are net into a single line item in the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. Net earnings from Investments in Equity Accounted Investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Earnings, share of profit from equity accounted investees. Cash contributions and distributions from Investments in Equity Accounted Investees represent Pembina’s proportionate share paid and received in the period to and from the Investments in Equity Accounted Investees. To assist the readers understanding and evaluate the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina’s interest in the Investments in Equity Accounted Investees. Pembina's proportionate interest in equity accounted investees has been included in operating margin and Adjusted EBITDA.

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Pembina Pipeline Corporation

Net revenue

Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, in the Marketing & New Ventures Division and Facilities Division, to aggregate revenue generated by each of the Company's Divisions and to set comparable objectives.

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions)	2018	2017	2018	2017
Revenue	1,945	1,159	3,782	2,639
Cost of goods sold, including product purchases	1,276	715	2,394	1,646
Net revenue	669	444	1,388	993

Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")

Adjusted EBITDA is a non-GAAP measure and is calculated as earnings for the year before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property, plant and equipment, and certain non-cash provisions. The adjustments made to earnings are also made to share of profit from Investments in Equity Accounted Investees. In addition, Pembina's proportionate share of results from Investments in Equity Accounted Investees with a preferred interest is presented in Adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Management believes that Adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes Adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents Adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company’s financial performance.

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Pembina Pipeline Corporation

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except per share amounts)	2018	2017	2018	2017
Earnings attributable to shareholders	246	117	576	327
Adjustments to share of profit from equity accounted investees and other	116	4	231	8
Net finance costs	96	33	155	63
Income tax expense	89	56	204	135
Depreciation and amortization	103	85	200	169
Unrealized losses (gains) on commodity-related derivative financial instruments	46	—	16	(53)
Impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property, plant and equipment, and non-cash provisions	1	—	1	4
Transaction costs incurred in respect of acquisitions	3	2	5	2
Adjusted EBITDA	700	297	1,388	655
Adjusted EBITDA per common share – basic (dollars)	1.39	0.74	2.76	1.64

Adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends declared. Adjusted cash flow from operating activities excludes preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except per share amounts)	2018	2017	2018	2017
Cash flow from operating activities	603	362	1,101	688
Cash flow from operating activities per common share – basic (dollars)	1.20	0.90	2.19	1.72
Add (deduct):
Change in non-cash operating working capital	3	(43)	43	(52)
Current tax expense	(9)	(15)	(31)	(27)
Taxes paid, net of foreign exchange	14	10	34	23
Accrued share-based payments	(22)	(20)	(30)	(33)
Share-based payments	0	0	32	22
Preferred share dividends declared	(31)	(19)	(61)	(38)
Adjusted cash flow from operating activities	558	275	1,088	583
Adjusted cash flow from operating activities per common share – basic (dollars)	1.11	0.68	2.16	1.46

34

Pembina Pipeline Corporation

Operating margin

Operating margin is a non-GAAP measure which is defined as gross profit on a proportionately consolidated basis before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments from assets directly held and proportionate interest in operating margin from Investments in Equity Accounted Investees. Pembina's proportionate share of results from Investments in Equity Accounted Investees with a preferred distribution is presented in operating margin as a 50 percent common interest. Management believes that operating margin provides useful information to investors for assessing the financial performance of the Company's operations and equity investments. Management utilizes operating margin in setting objectives and views it as a key performance indicator of the Company's success. For more information see "Investments in Equity Accounted Investees" contained in the Unaudited Supplementary Information contained in the Company's Press Release dated August 2, 2018.

Reconciliation of operating margin to gross profit:

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions)	2018	2017	2018	2017
Revenue	1,945	1,159	3,782	2,639
Cost of sales (excluding depreciation and amortization included in operations)
Operating expenses	100	101	250	208
Cost of goods sold, including product purchases	1,276	715	2,394	1,646
Realized losses (gains) on commodity-related derivative financial instruments	9	(5)	27	35
Proportionate operating margin from Investments in Equity Accounted Investees(1)	227	5	433	10
Operating margin	787	353	1,544	760
Depreciation and amortization included in operations	(99)	(79)	(188)	(158)
Unrealized (losses) gains on commodity-related derivative financial instruments	(46)	—	(16)	53
Share of profit from equity accounted investees	96	0	172	0
Proportionate operating margin from Investments in Equity Accounted Investees(1)	(227)	(5)	(433)	(10)
Gross profit	511	269	1,079	645
(1)	In the second quarter of 2018, excludes depreciation and amortization included in earnings from Investments in Equity Accounted Investees of $86 million, general and administrative expenses of $15 million, finance costs of $43 million and share of earnings in excess of equity of $13 million for a total equity income of $96 million. On a year-to-date basis in 2018, excludes depreciation and amortization included in earnings from Investments in Equity Accounted Investees of $169 million, general and administrative expenses of $30 million, finance costs of $85 million and share of earnings in excess of equity of $23 million for a total equity income of $172 million.

35

Pembina Pipeline Corporation

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Other
mbbls	thousands of barrels	B.C.	British Columbia
mbpd	thousands of barrels per day	DRIP	Premium DividendTM1 and Dividend Reinvestment Plan
mmbpd	millions of barrels per day	IFRS	International Financial Reporting Standards
mmbbls	millions of barrels	NGL	Natural gas liquids
mboe/d	thousands of barrels of oil equivalent per day	U.S.	United States
MMcf/d	millions of cubic feet per day	WCSB	Western Canadian Sedimentary Basin
bcf/d	billions of cubic feet per day	deep cut	Ethane-plus capacity extraction gas processing capabilities
km	kilometer	shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities

Investments in Equity Accounted Investees:

Alliance	50 percent interest in the Alliance Pipeline;
Ruby	50 percent convertible preferred interest in the Ruby Pipeline which entitles Pembina to a US$91 million distribution per year;
Veresen Midstream	46.0 percent interest (as of June 30, 2018) in Veresen Midstream, which owns assets in western Canada serving the Montney geological play in northwestern Alberta and northeastern B.C. including gas processing plants and gas gathering pipelines and compression;
Aux Sable	An ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada), which includes an NGL fractionation facility and gas processing capacity near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, as well as transportation contracts on Alliance;
CKPC	50 percent interest in Canadian Kuwait Petrochemical Corporation ("CKPC");
Fort Corp	50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Corporation; and
Grand Valley	75 percent jointly controlled interest in Grand Valley 1 Limited Partnership wind farm ("Grand Valley").

Readers are referred to the Annual Information Form dated February 22, 2018 on www.sedar.com for Project and Asset level descriptions.

1 TM denotes trademark of Canaccord Genuity Corp.

36

Pembina Pipeline Corporation

Forward-Looking Statements & Information

In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements pertaining to the following:

•	the future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders, the dividend payment date and the tax treatment thereof;
•	planning, construction, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, in-service dates, rights, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of the Company's new projects on its future financial performance;
•	anticipated synergies between assets under development, assets being acquired and existing assets of the Company;
•	pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•	treatment under governmental regulatory regimes in Canada and the U.S. including taxes and tax regimes, environmental and greenhouse gas regulations and related abandonment and reclamation obligations, and Aboriginal, landowner and other stakeholder consultation requirements;
•	Pembina's estimates of and strategy for payment of future abandonment costs and decommissioning obligations, and deferred tax liability;
•	Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;
•	increased throughput potential, processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•	expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at attractive rates, future contractual obligations, future financing options, future renewal of credit facilities, availability of capital to fund growth plans, operating obligations and dividends and the use of proceeds from financings;
•	tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;
•	operating risks (including the amount of future liabilities related to pipelines spills and other environmental incidents) and related insurance coverage and inspection and integrity programs;
•	the adoption and impact of new accounting standards;
•	inventory and pricing in North American liquids market;
•	the impact of the current commodity price environment on Pembina; and
•	competitive conditions and Pembina's ability to position itself competitively in the industry.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	oil and gas industry exploration and development activity levels and the geographic region of such activity;
•	the success of Pembina's operations;
•	prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings;
•	the availability of capital to fund future capital requirements relating to existing assets and projects;
•	expectations regarding the Company's pension plan;
•	future operating costs including geotechnical and integrity costs being consistent with historical costs;
•	oil and gas industry compensation levels remaining consistent;
•	in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•	in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•	prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and
•	the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions and Aboriginal and landowner consultation requirements;
•	the impact of competitive entities and pricing;
•	labour and material shortages;
•	the failure to realize the anticipated benefits of the Acquisition following closing due to the factors set out herein, integration issues or otherwise;
•	reliance on key relationships, joint venture partners, and agreements and the outcome of stakeholder engagement;
•	the strength and operations of the oil and natural gas production industry and related commodity prices;
•	non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•	actions by joint venture partners or other partners which hold interests in certain of Pembina's assets.
•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation;
•	fluctuations in operating results;
•	adverse general economic and market conditions in Canada, North America and elsewhere, including changes, or prolonged weakness, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels;
•	constraints on, or the unavailability of adequate infrastructure;
•	changes in the political environment, in North America and elsewhere, and public opinion;
•	ability to access various sources of debt and equity capital;
•	changes in credit ratings;
•	technology and security risks;
•	natural catastrophe; and
•	the other factors discussed under "Risk Factors" herein and in Pembina's AIF for the year ended December 31, 2017. Pembina's AIF is available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com and in the U.S. on the Company's profile at www.sec.gov.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

37

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited)

($ millions)	Note	June 30, 2018	December 31, 2017
Assets Current assets
Cash and cash equivalents		81	321
Trade receivables and other		512	529
Inventory		247	168
Derivative financial instruments		4	4
		844	1,022
Non-current assets
Property, plant and equipment	5	14,188	13,546
Investments in equity accounted investees	7	6,330	6,229
Intangible assets and goodwill	6	4,428	4,714
Advances to related parties		87	42
Other assets		11	13
		25,044	24,544
Total Assets		25,888	25,566
Liabilities and Equity Current liabilities
Trade payables and accrued liabilities		719	677
Loans and borrowings	8	363	163
Dividends payable		96	91
Convertible debentures		90	93
Contract liabilities	11	53	44
Derivative financial instruments		107	79
Taxes payable		22	3
		1,450	1,150
Non-current liabilities
Loans and borrowings	8	7,015	7,300
Derivative financial instruments		1	0
Decommissioning provision	9	497	546
Contract liabilities	11	124	113
Employee benefits, share-based payments and other		56	66
Taxes payable		21	22
Deferred tax liabilities		2,530	2,376
Other liabilities		153	152
		10,397	10,575
Total Liabilities		11,847	11,725
Equity
Common share capital	10	13,496	13,447
Preferred share capital		2,424	2,424
Deficit		(2,122)	(2,083)
Accumulated other comprehensive income		183	(7)
		13,981	13,781
Non-controlling interest		60	60
Total Equity		14,041	13,841
Total Liabilities and Equity		25,888	25,566

See accompanying notes to the condensed consolidated Interim Financial Statements

38

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(unaudited)

		3 Months Ended June 30		6 Months Ended June 30
($ millions, except per share amounts)	Note	2018	2017	2018	2017
Revenue	11	1,945	1,159	3,782	2,639
Cost of sales		1,475	895	2,832	2,012
Loss (gain) on commodity-related derivative financial instruments		55	(5)	43	(18)
Share of profit from equity accounted investees	7	96	—	172	—
Gross profit		511	269	1,079	645
General and administrative		80	63	141	123
Other (income) expense		—	—	3	(3)
Results from operating activities		431	206	935	525
Net finance costs	12	96	33	155	63
Earnings before income tax		335	173	780	462
Current tax expense		9	15	31	27
Deferred tax expense		80	41	173	108
Income tax expense		89	56	204	135
Earnings attributable to shareholders		246	117	576	327
Other comprehensive income (loss)
Exchange differences on translation of foreign operations		80	(4)	190	(5)
Total comprehensive income attributable to shareholders		326	113	766	322
Earnings attributable to common shareholders, net of preferred share dividends		216	97	516	288
Earnings per common share – basic (dollars)		0.43	0.24	1.02	0.72
Earnings per common share – diluted (dollars)		0.42	0.24	1.02	0.72
Weighted average number of common shares (millions)
Basic		504	401	504	400
Diluted		508	403	508	401

See accompanying notes to the condensed consolidated Interim Financial Statements

39

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(unaudited)

		Attributable to Shareholders of the Company
($ millions)	Note	Common share capital	Preferred share capital	Deficit	Accumulated other comprehensive income	Total	Non-controlling interest	Total Equity
December 31, 2017	2	13,447	2,424	(2,083)	(7)	13,781	60	13,841
Total comprehensive income
Earnings				576		576	—	576
Other comprehensive income
Exchange differences on translation of foreign operations					190	190		190
Total comprehensive income		—	—	576	190	766	—	766
Transactions with shareholders of the Company
Debenture conversions	10	6				6		6
Share-based payment transactions	10	43				43		43
Dividends declared – common	10			(554)		(554)		(554)
Dividends declared – preferred	10			(61)		(61)		(61)
Total transactions with shareholders of the Company		49	—	(615)	—	(566)		(566)
June 30, 2018		13,496	2,424	(2,122)	183	13,981	60	14,041

December 31, 2016		8,808	1,509	(2,010)	(11)	8,296	—	8,296
Total comprehensive income
Earnings				327		327	—	327
Other comprehensive income
Exchange differences on translation of foreign operations					(5)	(5)		(5)
Total comprehensive income		—	—	327	(5)	322	—	322
Transactions with shareholders of the Company
Preferred shares issue costs			(1)			(1)		(1)
Dividend reinvestment plan		148				148		148
Debenture conversions		72				72		72
Share-based payment transactions		28				28		28
Dividends declared – common				(396)		(396)		(396)
Dividends declared – preferred				(38)		(38)	—	(38)
Total transactions with shareholders of the Company		248	(1)	(434)	—	(187)	—	(187)
June 30, 2017		9,056	1,508	(2,117)	(16)	8,431	—	8,431

See accompanying notes to the condensed consolidated Interim Financial Statements

40

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(unaudited)

($ millions)	Note	3 Months Ended June 30		6 Months Ended June 30
		2018	2017	2018	2017
Cash provided by (used in)
Operating activities
Earnings		246	117	576	327
Adjustments for
Share of profit from equity accounted investees		(96)	—	(172)	—
Distributions from equity accounted investees		168	3	294	6
Depreciation and amortization		103	85	200	169
Unrealized loss (gain) on commodity-related derivative financial instruments		46	—	16	(53)
Net finance costs	12	96	33	155	63
Net interest paid		(59)	(23)	(124)	(46)
Income tax expense		89	56	204	135
Taxes paid		(16)	(10)	(36)	(23)
Share-based compensation expense		26	25	37	42
Share-based compensation payment		—	—	(32)	(22)
Net payments collected and deferred (recognized) through contract liabilities		1	31	20	38
Other		2	2	6
Change in non-cash operating working capital		(3)	43	(43)	52
Cash flow from operating activities		603	362	1,101	688
Financing activities
Bank borrowings and issuance of debt		38	397	38	484
Repayment of loans and borrowings		(336)	(6)	(820)	(357)
Issuance of medium term notes	8	—	—	700	600
Issue costs and financing fees		—	—	(7)	(5)
Exercise of stock options		29	10	36	21
Dividends paid (net of shares issued under the dividend reinvestment plan)		(307)	(184)	(609)	(282)
Cash flow (used in) from financing activities		(576)	217	(662)	461
Investing activities
Capital expenditures		(255)	(475)	(579)	(1,184)
Contributions to investments in equity accounted investees		—	(1)	(58)	(1)
Interest paid during construction		(7)	(22)	(15)	(45)
Advances to related parties		(20)	—	(40)	—
Changes in non-cash investing working capital and other		(23)	(64)	13	99
Cash flow used in investing activities		(305)	(562)	(679)	(1,131)
Change in cash and cash equivalents		(278)	17	(240)	18
Cash and cash equivalents, beginning of period		359	36	321	35
Cash and cash equivalents, end of period		81	53	81	53

See accompanying notes to the condensed consolidated Interim Financial Statements

41

Pembina Pipeline Corporation

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

1. REPORTING ENTITY

Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any investments in associates and joint arrangements as at and for the six months ended June 30, 2018. These Interim Financial Statements and the notes thereto have been prepared in accordance with IAS 34 - Interim Financial Reporting, and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2017 ("Consolidated Financial Statements"). The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on August 2, 2018.

Pembina owns or has interests in conventional crude oil, condensate, natural gas and natural gas liquids ("NGL") pipelines, oil sands and heavy oil pipelines, gas gathering and processing facilities, an NGL infrastructure and logistics business and midstream services that span across its operations. The Company's assets are located in Canada and in the United States.

2. CHANGES IN ACCOUNTING POLICIES

Except for the changes as described below, accounting policies as disclosed in Note 4 of the Consolidated Financial Statements have been applied to all periods consistently.

The Company has retrospectively adopted IFRS 15 Revenue from Contracts with Customers effective January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

a.	Transition

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized, and has replaced IAS 18 Revenue and related interpretations. The Company adopted IFRS 15 at the date of initial application of January 1, 2018, and has applied IFRS 15 retrospectively, restating the reported comparative period. In determining the restated values, the Company used the practical expedient to not restate contracts that began and ended in the same annual reporting period. No significant impact was identified as a result of the practical expedient applied on transition.

b.	Financial Statement Impacts

An opening Statement of Financial Position at January 1, 2017 has not been presented as the impact of the adoption of IFRS 15 on the opening Statement of Financial Position is immaterial.

The following table presents the impact of adopting IFRS 15 on the Company’s Consolidated Statement of Financial Position, Condensed Consolidated Interim Statement of Earnings and Comprehensive Income and the Condensed Consolidated Interim Statement of Cash Flows for the three and six month period ended June 30, 2017 for each of the line items affected.

42

Pembina Pipeline Corporation

i.	Consolidated Statement of Financial Position
December 31, 2017 ($ millions)	Previously Reported	Adjustments	Restated
Trade payables and accrued liabilities	713	(36)	677
Contract liabilities		44	44
Deficit	(2,075)	(8)	(2,083)

ii.	Condensed Consolidated Interim Statement of Earnings and Other Comprehensive Income
($ millions)	3 Months Ended June 30, 2017			6 Months Ended June 30, 2017
	Previously Reported	Adjustments	Restated	Previously Reported	Adjustments	Restated
Revenue	1,166	(7)	1,159	2,651	(12)	2,639
Earnings before Income tax	180	(7)	173	474	(12)	462
Earnings attributable to shareholders	124	(7)	117	339	(12)	327

iii.	Condensed Consolidated Interim Statement of Cash Flows
($ millions)	3 Months Ended June 30, 2017			6 Months Ended June 30, 2017
	Previously Reported	Adjustments	Restated	Previously Reported	Adjustments	Restated
Cash provided by (used in)
Operating activities
Earnings	124	(7)	117	339	(12)	327
Payments received & deferred	24	7	31	26	12	38
Cash flow from operating activities	362		362	688	—	688

c.	Accounting Policies

The details of significant accounting policies under IFRS 15 and the nature of the changes to previous accounting policies under IAS 18 are outlined in the condensed consolidated unaudited interim financial statements as at and for the three months ended March 31, 2018. There has not been a significant change from what has been previously disclosed.

d.	Use of estimates and judgements

The details of use of estimates and judgments impacted by IFRS 15 are outlined in the condensed consolidated unaudited interim financial statements as at and for the three months ended March 31, 2018. There has not been a significant change from what has been previously disclosed.

43

Pembina Pipeline Corporation

New Standards and Interpretations Not Yet Adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC and are effective for accounting periods beginning after January 1, 2018. These standards have not been applied in preparing these Interim Financial Statements. Those which may be relevant to Pembina are described below:

IFRS 16 Leases

IFRS 16 replaces existing leases guidance, including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Standard is effective for annual periods beginning on or after January 1, 2019 and Pembina intends to adopt the standard on its effective date.

IFRS 16 introduces a new lease definition which increases the focus on control of the underlying asset and may change which contracts are identified as leases. In addition, IFRS 16 introduces a single, on balance sheet lease accounting model for lessees. For all identified leases, a lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments, subject to recognition exemptions for short term leases (under a year) and leases of low value items (under $5,000). Lessor accounting remains similar to the current standard with lessors continuing to classify leases as finance or operating leases.

Pembina has completed a detailed implementation plan, has identified and made a preliminary assessment of its portfolio of leases, and is currently evaluating the information technology system and process changes that will be necessary to meet the requirements of IFRS 16.

The quantitative impact of applying IFRS 16 on the financial statements in the period of initial application has not yet been determined. Based on preliminary assessment, the most significant impact is that the Company will recognize new assets and liabilities for its lessee operating leases of rail cars, office space and land arrangements.

In addition, the nature of expenses related to those leases will change as IFRS 16 replaces straight-line operating lease expense with depreciation of right of use assets and interest expense relating to lease liabilities.

On initial application of IFRS 16, the Company can choose to either apply the IFRS 16 definition of a lease to all its contracts, or to apply a practical expedient and not reassess whether a contract is, or contains, a lease which must be applied consistently to all leases. In addition, with regards to reporting the impact of initial application for all lessee operating leases, the Company can either apply the standard using a full retrospective approach with restatement of the comparative period commencing on January 1, 2018 or a modified retrospective approach with the cumulative effect of initial application recognized as an adjustment to Retained Earnings and no restatement of the comparative period with further optional practical expedients to be determined. The Company has not yet concluded on these transition options and practical expedients.

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Pembina Pipeline Corporation

3. DETERMINATION OF FAIR VALUES

A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure based on methods as set out in the December 31, 2017 Consolidated Financial Statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.

4. ACQUISITION

On October 2, 2017, Pembina acquired all the issued and outstanding shares of Veresen Inc. ("Veresen") by way of a plan of arrangement (the "Arrangement") for total consideration of $6.4 billion. The purchase price equation, subject to finalization, is based on assessed fair values and is as follows:

($ millions)	October 2, 2017
Purchase Price Consideration
Common shares	4,356
Cash	1,522
Preferred shares	522
6,400

Current assets	303
Investments in equity accounted investees	6,115
Property, plant and equipment	612
Intangibles and other long-term assets	175
Goodwill	1,774
Current liabilities	(192)
Long-term debt	(993)
Deferred tax liabilities	(1,203)
Decommissioning provision	(10)
Other long-term liabilities	(121)
Non-controlling interest	(60)
6,400

For more information, please see Note 6 of the Consolidated Financial Statements for the year ended December 31, 2017. The accounting for the acquisition will be further revised as the Company finalizes interpretations of contracts, long term liabilities and commitments outstanding on the date of acquisition. There were no changes to the purchase price equation during the six months ended June 30, 2018.

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Pembina Pipeline Corporation

5. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Cavern Storage and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2017	329	6,650	6,715	1,223	659	15,576
Additions and transfers	7	119	326	121	286	859
Change in decommissioning provision		(11)	(44)			(55)
Disposals and other	2	4	(19)	(1)	2	(12)
Balance at June 30, 2018	338	6,762	6,978	1,343	947	16,368

Depreciation
Balance at December 31, 2017	9	1,096	721	204	—	2,030
Depreciation	2	70	78	26		176
Disposals and other		(2)	(17)	(7)		(26)
Balance at June 30, 2018	11	1,164	782	223	—	2,180

Carrying amounts
Balance at December 31, 2017	320	5,554	5,994	1,019	659	13,546
Balance at June 30, 2018	327	5,598	6,196	1,120	947	14,188

Commitments

At June 30, 2018, the Company had contractual construction commitments for property, plant and equipment of $1,286 million (December 31, 2017: $1,340 million), excluding significant projects awaiting regulatory approval.

6. INTANGIBLE ASSETS AND GOODWILL

		Intangible Assets
($ millions)	Goodwill	Purchase and Sale Contracts and Other	Customer Relationships	Purchase Option	Total	Total Goodwill & Intangible Assets
Balance at December 31, 2017	3,871	216	638	277	1,131	5,002
Additions and other		11			11	11
Transfers				(277)	(277)	(277)
Balance at June 30, 2018	3,871	227	638	—	865	4,736

Amortization
Balance at December 31, 2017	—	145	143	—	288	288
Amortization		11	9		20	20
Balance at June 30, 2018	—	156	152	—	308	308

Carrying amounts
Balance at December 31, 2017	3,871	71	495	277	843	4,714
Balance at June 30, 2018	3,871	71	486	—	557	4,428

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Pembina Pipeline Corporation

The purchase option attributable to the Facilities Division of $277 million to assume an additional interest in the Younger Facilities was reclassified to property, plant and equipment on exercise of the option effective April 1, 2018.

7. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

	Ownership Interest		Share of Profit (Loss) from Investments in Equity Accounted Investees		Investments in Equity Accounted Investees
			6 months ended June 30
($ millions)	June 30, 2018	December 31, 2017	2018	2017	June 30, 2018	December 31, 2017
Alliance	50%	50%	82	—	2,792	2,776
Aux Sable	42.7% - 50%	42.7% - 50%	36	—	465	449
Ruby Pipeline(1)	50%(1)	50%(1)	57	—	1,591	1,516
Veresen Midstream	46.0%	46.3%	(6)	—	1,360	1,365
Other	50% - 75%	50-75%	3	—	122	123
			172	—	6,330	6,229
(1)	Ownership interest in Ruby is presented as a 50 percent proportionate share with the benefit of a preferred distribution structure. Share of profit from equity accounted investees for Ruby is equal to the preferred interest distribution.

Contributions made to Investments in Equity Accounted Investees for the quarter ended June 30, 2018 were nil (2017 - $1 million) with year-to-date contributions included in Investing activities in the Condensed Consolidated Interim Statement of Cash Flows.

On April 20, 2018 Veresen Midstream L.P. ("Veresen Midstream") in which Pembina owns 46 percent interest, successfully amended and extended its Senior Secured Credit Facilities that were originally scheduled to mature on March 31, 2020. Under the term of the amendment and extension reached with a syndicate of lenders, Veresen Midstream increased its borrowing capacity to $200 million under the Revolving Credit Facility and to $2,550 million of availability under the Term Loan A and used the proceeds to repay an existing US$705 million Term Loan B on April 30, 2018. Other terms and conditions in the facilities were modified to reflect the operating nature of the business including modifying the covenant package and increasing the permitted distributions out of Veresen Midstream. The maturity date of the two debt facilities was extended to April 20, 2022.

Commitments

The Company has a contractual commitment to advance US$86 million to Ruby Pipeline Holding Company L.L.C. by March 28, 2019.

8. LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.

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Pembina Pipeline Corporation

Carrying value, terms and conditions, and debt maturity schedule

				Carrying value
($ millions)	Authorized at June 30, 2018	Nominal interest rate	Year of maturity	June 30, 2018	December 31, 2017
Senior unsecured credit facilities(1)	3,520	2.4(2)	Various(1)	1,000	1,778
Senior unsecured notes – series A	73	5.565	2020	76
Senior unsecured notes – series C	200	5.58	2021	199	199
Senior unsecured notes – series D	267	5.91	2019	267	266
Alberta Ethane Gathering System LP senior notes					77
Senior unsecured medium-term notes series 1	250	4.89	2021	249	249
Senior unsecured medium-term notes series 2	450	3.77	2022	449	449
Senior unsecured medium-term notes series 3	450	4.75	2043	446	446
Senior unsecured medium-term notes series 4	600	4.81	2044	596	596
Senior unsecured medium-term notes series 5	450	3.54	2025	448	448
Senior unsecured medium-term notes series 6	500	4.24	2027	498	498
Senior unsecured medium-term notes series 7	500	3.71	2026	498	497
Senior unsecured medium-term notes series 8	650	2.99	2024	645	645
Senior unsecured medium-term notes series 9	550	4.74	2047	541	541
Senior unsecured medium-term notes series 10	400	4.02	2028	398
Senior unsecured medium-term notes series 11	300	4.75	2048	298
Senior unsecured medium-term notes 1A	150	4.00	2018	151	152
Senior unsecured medium-term notes 3A	50	5.05	2022	51	52
Senior unsecured medium-term notes 4A	200	3.06	2019	206	207
Senior unsecured medium-term notes 5A	350	3.43	2021	353	354
Finance lease liabilities and other				9	9
Total interest bearing liabilities	9,910			7,378	7,463
Less current portion				(363)	(163)
Total non-current				7,015	7,300
(1)	Pembina's credit facilities include a $2.5 billion revolving facility that matures May 2023, $1.0 billion non-revolving term loan facility that matures March 2021 and a $20 million operating facility that matures May 2018 (which is typically renewed on an annual basis).
(2)	The nominal interest rate is the weighted average of all drawn credit facilities based on the Company's credit rating at June 30, 2018. Borrowings under the credit facilities bear interest at prime, Bankers' Acceptance, or LIBOR rates, plus applicable margins.

On March 9, 2018, Pembina extended its revolving unsecured credit facility (the "Revolver") to May 31, 2023. Concurrently, Pembina entered into a $1 billion non-revolving term loan facility (the "Term Loan") for an initial three year term that is pre-payable at the Company's option. The other terms and conditions of the Term Loan, including financial covenants, are substantially similar to Pembina's Revolver.

On March 26, 2018, Pembina closed an offering of $400 million of senior unsecured Series 10 medium-term notes (the "Series 10 Notes"). The Series 10 Notes have a fixed coupon of 4.02 percent per annum, paid semi-annually, and mature on March 27, 2028. Simultaneously, Pembina closed an offering of $300 million of senior unsecured Series 11 medium-term notes (the "Series 11 Notes"). The Series 11 Notes have a fixed coupon of 4.75 percent per annum, paid semi-annually, and mature on March 26, 2048.

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Pembina Pipeline Corporation

On March 29, 2018, Ruby Pipeline, L.L.C., in which Pembina owns a 50 percent preferred interest, amended the maturity date of its US$203 million 364-Day Term Loan, originally maturing March 30, 2018 to March 28, 2019. The Term Loan will continue to amortize at US$15.6 million per quarter (US$7.8 million net), beginning March 30, 2018, until a final bullet payment of US$141 million (US$71 million net) is payable on the amended maturity date.

On April 4, 2018, Pembina entered into a note exchange agreement with AEGS noteholders to exchange AEGS senior notes for unsecured senior notes ("Series A") of Pembina under Pembina’s Note Indenture. The Series A fixed coupon remained at 5.565 percent per annum and are non-amortizing with a bullet payment of $73 million at maturity on May 4, 2020.

All facilities are governed by specific debt covenants which Pembina was in compliance with at June 30, 2018 (December 31, 2017: in compliance).

9. DECOMMISSIONING PROVISION

($ millions)
Balance at December 31, 2017	551
Unwinding of discount rate	6
Additions	13
Change in estimates and other	(69)
Total	501
Less current portion (included in accrued liabilities)	(4)
Balance at June 30, 2018	497

The Company applied a 1.8 percent inflation rate per annum (December 31, 2017: 1.8 percent) and a risk-free rate of 2.3 percent (December 31, 2017: 2.3 percent) to calculate the present value of the decommissioning provision. Changes in the measurement of the decommissioning provision are added to, or deducted from, the cost of the related asset in property, plant and equipment. When a re-measurement reduction of the decommissioning provision is in excess of the carrying amount of the related asset, the amount is credited to depreciation expense. For the second quarter, no amounts were credited to depreciation expense (June 30, 2017 - $3 million). For the six months ended June 30, 2018, $2 million was credited to depreciation expense (June 30, 2017 - $3 million).

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Pembina Pipeline Corporation

10. SHARE CAPITAL

Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2017	503	13,447
Debenture conversions		6
Share-based payment transactions	1	43
Balance at June 30, 2018	504	13,496

Six Months Ended June 30 ($ millions)	2018	2017
Common shares
Common shares $1.1000 per qualifying share (2017: $0.9900)	554	396
Preferred shares
$0.531250 per qualifying Series 1 preferred share (2017: $0.531250)	5	5
$0.587500 per qualifying Series 3 preferred share (2017: $0.587500)	4	4
$0.625000 per qualifying Series 5 preferred share (2017: $0.625000)	6	6
$0.562500 per qualifying Series 7 preferred share (2017: $0.562500)	6	6
$0.593750 per qualifying Series 9 preferred share (2017: $0.593750)	5	5
$0.718750 per qualifying Series 11 preferred share (2017: $0.718750)	5	5
$0.718750 per qualifying Series 13 preferred share (2017: $0.718750)	7	7
$0.558000 per qualifying Series 15 preferred share (2017: nil)	4	—
$0.625000 per qualifying Series 17 preferred share (2017: nil)	4	—
$0.625000 per qualifying Series 19 preferred share (2017: nil)	5	—
$0.588150 per qualifying Series 21 preferred share (2017: nil)	10	—
	61	38

On July 5, 2018, Pembina announced that its Board of Directors had declared a dividend of $0.19 per qualifying common share ($2.28 annually) in the total amount of $96 million, payable on August 15, 2018 to shareholders of record on July 25, 2018. Pembina's Board of Directors also declared quarterly dividends for the Company's preferred shares, Series 1, 3, 5, 7, 9, 11, 13 and 21 in the total amount of $24 million payable on September 1, 2018 to shareholders of record on August 1, 2018 and Series 15, 17, and 19 in the total amount of $7 million payable on September 30, 2018 to shareholders of record on September 15, 2018.

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Pembina Pipeline Corporation

11. REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue has been disaggregated into categories to reflect how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors. See note 2 for a description of and accounting policy for each revenue category.

a.	Revenue Disaggregation
	2018				2017
Three Months Ended June 30 ($ millions)	Pipelines Division	Facilities Division	Marketing & New Ventures Division	Total	Pipelines Division	Facilities Division	Marketing & New Ventures Division	Total
Take-or-Pay(1)	245	147	—	392	122	120	—	242
Fee-for-Service(1)	107	10	—	117	89	6	—	95
Product Sales(2)	—	115	1,300	1,415	—	46	758	804
Revenue from contracts with customers	352	272	1,300	1,924	211	172	758	1,141
Lease and other revenue	21	—	—	21	18	—	—	18
Total external revenue	373	272	1,300	1,945	229	172	758	1,159
(1)	Revenue recognized over time.
(2)	Revenue recognized at a point in time.
	2018				2017
Six Months Ended June 30 ($ millions)	Pipelines Division	Facilities Division	Marketing & New Ventures Division	Total	Pipelines Division	Facilities Division	Marketing & New Ventures Division	Total
Take-or-Pay(1)	450	310		760	236	248		484
Fee-for-Service(1)	197	32		229	181	26	1	208
Product Sales(2)		194	2,554	2,748		84	1,824	1,908
Revenue from contracts with customers	647	536	2,554	3,737	417	358	1,825	2,600
Lease and other revenue	45			45	39			39
Total external revenue	692	536	2,554	3,782	456	358	1,825	2,639
(1)	Revenue recognized over time.
(2)	Revenue recognized at a point in time.
b.	Contract Balances

Significant changes in the contract liabilities balances during the period are as follows:

($ millions)	6 months ended June 30, 2018	12 months ended December 31, 2017
Opening balance, January 1st	157	81
Additions (net in the period)	39	99
Revenue recognized from contract liabilities(1)	(19)	(23)
Closing balance	177	157
Less current portion(2)	(53)	(44)
Ending balance	124	113
(1)	Recognition of revenue related to performance obligations satisfied in the current period that were included in the opening balance of contract liabilities.
(2)	As at June 30, 2018, the balance includes $26 million of cash collected under take-or-pay contracts which will be recognized in revenue during the remainder of 2018 as the customer chooses to ship, process, or otherwise forego the associated service (December 31, 2017 - $8 million).

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Pembina Pipeline Corporation

Contract liabilities depict the Company’s obligation to perform services in the future for which payment has been received from customers. Contract liabilities include up-front payments or non-cash consideration received from customers for future transportation, processing and storage services. Contract liabilities also include consideration received from customers for take-or-pay commitments where the customer has a make-up right to ship or process future volumes under a firm contract. These amounts are non-refundable should the customer use its make-up rights.

The Company does not have any contract assets. In all instances where goods or services have been transferred to a customer in advance of the receipt of customer consideration, the Company’s right to consideration is unconditional and has therefore been presented as a receivable.

c.	Revenue Allocated to Remaining Performance Obligations

Pembina expects to recognize revenue in future periods that includes current unsatisfied or partially unsatisfied remaining performance obligations. There has not been a significant change in the amount of revenue Pembina expects to recognize over the next five year period or all future periods compared to that previously disclosed in the condensed consolidated unaudited interim financial statements as at and for the three months ended March 31, 2018.

12. NET FINANCE COSTS

	3 Months Ended June 30		6 Months Ended June 30
($ millions)	2018	2017	2018	2017
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	70	26	137	50
Convertible debentures	2	2	4	5
Unwinding of discount rate	3	3	6	6
Loss in fair value of non-commodity-related derivative financial instruments	3	11	11	9
Loss on revaluation of conversion feature of convertible debentures	17	4	2	5
Foreign exchange losses (gains) and other	1	(13)	(5)	(12)
Net finance costs	96	33	155	63

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Pembina Pipeline Corporation

13. OPERATING SEGMENTS

Effective January 1, 2018, Pembina's operating segments are organized by three Divisions: Pipelines, Facilities and Marketing & New Ventures.

3 Months Ended June 30, 2018 ($ millions)	Pipelines Division(1)	Facilities Division	Marketing & New Ventures Division(2)	Corporate & Inter-Division Eliminations	Total
Revenue from external customers	373	272	1,300	—	1,945
Inter-Division revenue	31	88	—	(119)	—
Total revenue(3)	404	360	1,300	(119)	1,945
Operating expenses	92	85	—	(77)	100
Cost of goods sold, including product purchases	—	111	1,212	(47)	1,276
Realized loss on commodity-related derivative financial instruments	—	—	9	—	9
Share of profit from equity accounted investees	65	1	30	—	96
Depreciation and amortization included in operations	55	38	6	—	99
Unrealized loss on commodity-related derivative financial instruments	—	—	46	—	46
Gross profit	322	127	57	5	511
Depreciation included in general and administrative	—	—	—	4	4
Other general and administrative	7	5	13	51	76
Other (income) expense	—	(5)	3	2	—
Reportable segment results from operating activities	315	127	41	(52)	431
Net finance costs	2	6	10	78	96
Reportable segment earnings (loss) before tax	313	121	31	(130)	335
Capital expenditures	119	101	33	2	255
(1)	Pipelines Division transportation revenue includes $6 million associated with U.S. pipeline sales.
(2)	Marketing & New Ventures Division includes revenue of $54 million associated with U.S. midstream sales.
(3)	In 2018, one customer accounted for 10 percent or more of total revenue.

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Pembina Pipeline Corporation

3 Months Ended June 30, 2017(1) ($ millions)	Pipelines Division(2)	Facilities Division	Marketing & New Ventures Division(3)	Corporate & Inter-Division Eliminations	Total
Revenue from external customers	229	172	758	—	1,159
Inter-Division revenue	18	43	—	(61)	—
Total revenue(4)	247	215	758	(61)	1,159
Operating expenses	73	58	—	(30)	101
Cost of goods sold, including product purchases	—	35	714	(34)	715
Realized gain on commodity-related derivative financial instruments	(1)	—	(4)	—	(5)
Depreciation and amortization included in operations	39	34	6	—	79
Gross profit	136	88	42	3	269
Depreciation included in general and administrative	—	—	—	6	6
Other general and administrative	7	8	5	37	57
Other (income) expense	(2)	—	—	2	—
Reportable segment results from operating activities	131	80	37	(42)	206
Net finance costs	2	6	2	23	33
Reportable segment earnings (loss) before tax	129	74	35	(65)	173
Capital expenditures	390	76	6	3	475
Contributions to equity accounted investees	—	1			1
(1)	Restated with comparative segments.
(2)	Pipelines Division transportation revenue includes $6 million associated with U.S. pipeline sales.
(3)	Marketing & New Ventures Division includes revenue of $35 million associated with U.S. midstream sales.
(4)	In 2017, no customers accounted for 10 percent or more of total revenue.

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Pembina Pipeline Corporation

6 Months Ended June 30, 2018 ($ millions)	Pipelines Division(1)	Facilities Division	Marketing & New Ventures Division(2)	Corporate & Inter-Division Eliminations	Total
Revenue from external customers	692	536	2,554	—	3,782
Inter-Division revenue	65	153	—	(218)	—
Total revenue(3)	757	689	2,554	(218)	3,782
Operating expenses	177	150	—	(77)	250
Cost of goods sold, including product purchases	—	192	2,346	(144)	2,394
Realized loss on commodity-related derivative financial instruments	—	—	27		27
Share of profit (loss) of investments in equity accounted investees	140	(4)	36		172
Depreciation and amortization included in operations	104	73	11	—	188
Unrealized loss on commodity-related derivative financial instruments	—	—	16		16
Gross profit	616	270	190	3	1,079
Depreciation included in general and administrative	—	—	—	12	12
Other general and administrative	12	10	23	84	129
Other (income) expense	—	(5)	3	5	3
Reportable segment results from operating activities	604	265	164	(98)	935
Net finance costs	4	11	7	133	155
Reportable segment earnings (loss) before tax	600	254	157	(231)	780
Capital expenditures	385	139	53	2	579
Contributions to equity accounted investees	—	58			58
(1)	Pipelines Division transportation revenue includes $12 million associated with U.S. pipeline sales.
(2)	Marketing & New Ventures Division includes revenue of $110 million associated with U.S. midstream sales.
(3)	In 2018, one customer accounted for 10 percent or more of total revenue.

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Pembina Pipeline Corporation

6 Months Ended June 30, 2017(1) ($ millions)	Pipelines Division(2)	Facilities Division	Marketing & New Ventures Division(3)	Corporate & Inter-Division Eliminations	Total
Revenue from external customers	456	358	1,825	—	2,639
Inter-Division revenue	35	88	—	(123)	—
Total revenue(4)	491	446	1,825	(123)	2,639
Operating expenses	151	111	—	(54)	208
Cost of goods sold, including product purchases	—	78	1,642	(74)	1,646
Realized loss on commodity-related derivative financial instruments	—	—	35		35
Depreciation and amortization included in operations	78	67	13		158
Unrealized gain on commodity-related derivative financial instruments	—	—	(53)		(53)
Gross profit	262	190	188	5	645
Depreciation included in general and administrative	—	—	—	11	11
Other general and administrative	11	15	9	77	112
Other (income) expense	(5)	1	—	1	(3)
Reportable segment results from operating activities	256	174	179	(84)	525
Net finance costs	4	4	2	53	63
Reportable segment earnings (loss) before tax	252	170	177	(137)	462
Capital expenditures	917	253	6	8	1,184
Contributions to equity accounted investees	—	1	—		1
(1)	Restated with comparative segments.
(2)	Pipelines Division transportation revenue includes $11 million associated with U.S. pipeline sales.
(3)	Marketing & New Ventures Division includes revenue of $102 million associated with U.S. midstream sales.
(4)	In 2017, no customers accounted for 10 percent or more of total revenue.

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Pembina Pipeline Corporation

14. FINANCIAL INSTRUMENTS

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Condensed Consolidated Interim Statements of Financial Position, are as follows:

	June 30, 2018			December 31, 2017
		Fair Value(3)			Fair Value(3)
($ millions)	Carrying Value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets carried at fair value
Derivative financial instruments	4		4	4		4
Financial assets carried at amortized cost
Cash and cash equivalents	81	81		321	321
Trade receivables and other	512	512		529	529
Advances to related parties	87	87		42	42
Other assets	11		11	13		13
	691	680	11	905	892	13
Financial liabilities carried at fair value
Derivative financial instruments(1)	108		108	79		79
Financial liabilities carried at amortized cost
Trade payables and accrued liabilities	719	719		677	677
Taxes payable(1)	43	43		25	25
Dividends payable	96	96		91	91
Loans and borrowings(1)	7,378		7,615	7,463		7,686
Convertible debentures(2)	90	141		93	145
	8,326	999	7,615	8,349	938	7,686
(1)	Carrying value of current and non-current balances.
(2)	Carrying value excludes conversion feature of convertible debentures.
(3)	The basis for determining fair value is disclosed in Note 3.

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Pembina Pipeline Corporation

CORPORATE INFORMATION

HEAD OFFICE

Pembina Pipeline Corporation

Suite 4000, 585 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Phone: (403) 231-7500

AUDITORS

KPMG LLP

Chartered Professional Accountants

Calgary, Alberta

TRUSTEE, REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada

Suite 600, 530 – 8th Avenue SW

Calgary, Alberta T2P 3S8

1-800-564-6253

STOCK EXCHANGE

Pembina Pipeline Corporation

Toronto Stock Exchange listing symbols for:

Common shares: PPL

Convertible debentures: PPL.DB.F

Preferred shares: PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I, PPL.PR.K, PPL.PR.M, PPL.PR.O, PPL.PR.Q, PPL.PR.S, PPL.PF.A

New York Stock Exchange listing symbol for:

Common shares: PBA

INVESTOR INQUIRIES

Phone: (403) 231-3156

Fax: (403) 237-0254

Toll Free: 1-855-880-7404

Email: investor-relations@pembina.com

Website: www.pembina.com

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